    As filed with the Securities and Exchange Commission on August 13, 2009




                                                      Registration No. 333-_____
                                                                       811-07697


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ( X )

                                       and

                        REGISTRATION STATEMENT UNDER THE                  ( X )
                         INVESTMENT COMPANY ACT OF 1940

     NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)


                            Laura M. Bramson, Esq.
                New York Life Insurance and Annuity Corporation
                               1 Rockwood Road
                         Sleepy Hollow, New York 10591
                    (Name and Address of Agent for Service)



                                    Copy to:



        Stephen E. Roth, Esq.                    Thomas F. English, Esq.
        Sutherland Asbill & Brennan LLP          Senior Vice President
        1275 Pennsylvania Avenue, NW             and Chief Insurance Counsel
        Washington, DC  20004-2415               New York Life Insurance Company
                                                 51 Madison Avenue
                                                 New York, New York  10010


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.



Title of Securities being Registered: Units of Interest in a Separate Account under Corporate Executive Accumulator Variable Universal Life Policy



The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION



                            CORPEXEC ACCUMULATOR VUL



             CORPORATE EXECUTIVE ACCUMULATOR VARIABLE UNIVERSAL LIFE

                          PROSPECTUS--NOVEMBER   , 2009

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          OFFERED TO INDIVIDUALS UNDER
      NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

     Please use the following addresses to send policy premium payments and service requests to us:

SERVICE OFFICE:
New York Life Insurance and Annuity
  Corporation
NYLIFE Distributors, LLC
Attention: Executive Benefits
11400 Tomahawk Creek Parkway,
Suite 200
Leawood, KS 66211
Telephone: (913) 906-4000



     This prospectus describes the New York Life CorpExec Accumulator VUL policy. If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take withdrawals from another policy you own to make premium payments under this policy.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board or any other agency.

     This prospectus is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information ("SAI") other than as contained in these materials or any attached supplements to them or in any supplemental sales material we authorize.

                                TABLE OF CONTENTS


                                       PAGE
                                       ----
Summary of Benefits and Risks......       4
  Benefits.........................       4
  Risks............................       6
Table of Fees and Expenses.........       9
Fund Annual Expenses...............      11
Definitions........................      17
Management and Organization........      19
     Insurer.......................      19
     Your Policy...................      19
     About the Separate Account....      19
Our Rights.........................      20
     The Fixed Account.............      20
     Interest Crediting............      21
     How to Reach Us for Policy
       Services....................      21
     Funds and Eligible
       Portfolios..................      21
     Investment Return.............      32
     Performance Calculations......      32
     Voting........................      33
Charges Associated with the
  Policy...........................      33
  Deductions from Premium
     Payments......................      33
     Sales Expense Charge..........      33
     State Premium Tax Charge......      34
     Federal Premium Tax Charge....      35
  Deductions from Accumulation
     Value and Fixed Account
     Value.........................      35
     Monthly Contract Charge.......      35
     Charge for Cost of Insurance..      35
     Monthly Per Thousand Face
       Amount Charge...............      36
     Rider Charges.................      36
     Loan Charges..................      36
     Mortality and Expense Risk
       Charge......................      37
     Charges for Federal Income
       Taxes.......................      37
  Allocating Expense Charge
     Deductions....................      37
  Fund Charges.....................      37
  Transaction Charges..............      38
     Partial Withdrawal Charge.....      38
     Transfer Charge...............      38
  How the Policy Works.............      38
Description of the Policy..........      39
  The Parties......................      39
     Policyowner...................      39
     Primary Insured...............      39
     Beneficiary...................      39
  The Policy.......................      39
     How the Policy is Available...      40
     Policy Premiums...............      40
     Cash Value....................      40
     Cash Surrender Value..........      40
     Alternative Cash Surrender
       Value.......................      40
     Investment Divisions and the
       Fixed Account...............      41
     Amount in the Separate
       Account.....................      41
     Determining the Value of an
       Accumulation Unit...........      41
     Amount in the Fixed Account...      42
     Transfers Among Investment
       Divisions and the Fixed
       Account.....................      42
     Limits on Transfers...........      43
  Additional Benefits through
     Riders........................      45
     Supplementary Term Rider......      45
     Term Rider vs. Base Policy
       Coverage....................      46
     Overloan Protection Rider.....      47
  Options Available at No
     Additional Charge.............      48
     Dollar-Cost Averaging.........      48
     Automatic Asset Reallocation..      49
     Tax-Free "Section 1035"
       Insurance Policy Exchanges..      50
     24 Month Exchange Privilege...      50
Premium Payments...................      51
     Risk of Minimally Funded
       Policies....................      51
     Timing and Valuation..........      52
     Free Look.....................      52
     Premium Payments..............      52
     Premium Payments Returned for
       Insufficient Funds..........      53
Policy Payment Information.........      53
     When Life Insurance Coverage
       Begins......................      53
     Changing the Face Amount of
       Your Policy.................      53
     Policy Proceeds...............      54
     Beneficiaries or Payees.......      54
     When We Pay Policy Proceeds...      55
     Life Insurance Benefit
       Options.....................      56
     Selection of Life Insurance
       Benefit Table...............      56
     Effect of Investment
       Performance on the Death
       Benefit.....................      57
     Changing Your Life Insurance
       Benefit Option..............      57
Additional Policy Provisions.......      58
     Change of Ownership...........      58
     Records and Reports...........      58
     Limits on Our Rights to
       Challenge Your Policy.......      59
     Suicide.......................      59
     Misstatement of Age or Sex....      59
     Assignment....................      59

                                       PAGE
                                       ----
Partial Withdrawals and
  Surrenders.......................      60
  Partial Withdrawals..............      60
  Surrenders.......................      61
     Cash Value....................      61
     Cash Surrender Value..........      61
     Alternative Cash Surrender
       Value.......................      61
     Requesting a Surrender........      63
     When the Surrender is
       Effective...................      63
Loans..............................      63
     Loan Account..................      63
     Interest on Value in Loan
       Account.....................      64
     Loan Interest.................      64
     Loan Repayment................      65
     The Effect of a Policy Loan...      65
Termination and Reinstatement......      66
     Late Period...................      66
     Reinstatement Option..........      66
Federal Income Tax Considerations..      66
     Our Intent....................      66
     Tax Status of NYLIAC and the
       Separate Account............      67
     Charges for Taxes.............      67
     Diversification Standards and
       Control Issues..............      68
     Life Insurance Status of the
       Policy......................      68
     Modified Endowment Contract
       Status......................      69
     Status of the Policy After the
       Insured is Age 95...........      70
     Policy Surrenders and Partial
       Withdrawals.................      70
     Policy Loans and Interest
       Deductions..................      71
     Exchanges or Assignments of
       Policies....................      71
     Reasonableness Requirement for
       Charges.....................      71
     Other Tax Issues..............      71
     Qualified Plans...............      71
     Withholding...................      72
Distribution and Compensation
  Arrangements.....................      72
Legal Proceedings..................      73
Records and Reports................      73
Financial Statements...............      74
State Variations...................      74
Appendix A Illustration............     A-1
Obtaining Additional Information...      76



     THE CORPEXEC ACCUMULATOR VUL POLICY MAY NOT BE AVAILABLE IN YOUR JURISDICTION. PLEASE ASK YOUR REGISTERED REPRESENTATIVE FOR MORE INFORMATION.

                          SUMMARY OF BENEFITS AND RISKS

     The following is a brief summary of certain features of CorpExec Accumulator Variable Universal Life insurance ("CorpExec Accumulator VUL"). Many benefits of CorpExec Accumulator VUL have corresponding risks, and both benefits and risks should be considered before you purchase a policy. More complete and detailed information about these features is provided later in this prospectus and in the SAI.

                                    BENEFITS

PROTECTION

     CorpExec Accumulator VUL offers permanent life insurance protection which can, over time, become a valuable asset.

     CorpExec Accumulator VUL provides permanent life insurance coverage with the potential for tax-deferred Cash Value accumulation. Your premium payments, less any applicable charges, are added to the Investment Divisions or the Fixed Account according to your instructions. The Cash Value of the policy is based on:

     - the number of Accumulation Units held in each Investment Division for the policy;

     - the amount in and performance of each Investment Division in the Separate Account;

     - the amount in and the interest credited on the amount held in the Fixed Account; and

     - the interest rate credited on amounts held in the Loan Account, if any.

     With CorpExec Accumulator VUL, you have the potential for higher rates of return and Cash Value accumulation than with a fixed rate insurance policy.

FLEXIBLE PREMIUM PAYMENTS

     CorpExec Accumulator VUL premium payments are flexible; you can select the timing and amount of premium you pay, within limits. Other than the required initial minimum premium payment, there are no required premiums. As long as the Cash Value is sufficient to cover the policy's monthly deductions, you can increase, decrease, or stop making premium payments to meet your changing needs.

LIQUIDITY THROUGH LOANS

     Using the policy as sole security, you may make a request to borrow any amount up to the loan value of the policy.

     Unless otherwise provided in your policy, the loan value on any given date is equal to 95% of an amount equal to the Cash Value less any Policy Debt.

LIQUIDITY THROUGH WITHDRAWALS

     You may withdraw an amount up to the Cash Value of your policy within limits. Partial withdrawals will reduce the policy's Cash Value, the Alternate Cash Surrender Value and the Cumulative Premium Amount and may reduce your Life Insurance Benefit. In addition, if a partial withdrawal would cause the policy Face Amount to drop below our minimum amount, we reserve the right to require a full surrender. A charge may be assessed on the withdrawal. Partial withdrawals may result in a taxable event. Partial withdrawal requests must be made in writing and sent to the Service Office address noted on the first page of this prospectus. (See "Partial Withdrawals and Surrenders--Partial Withdrawals".)

ALLOCATION ALTERNATIVES

     After we deduct the sales expense, state premium tax, and federal premium tax charges from your premium, you may allocate the remaining amount among up to any 20 of 82 Allocation Alternatives. The Allocation Alternatives consist of 81 Investment Divisions and the Fixed Account. You can change Allocation Alternatives while your policy is in force.

CHANGE THE AMOUNT OF COVERAGE

     With CorpExec Accumulator VUL, you may request an increase or decrease in the policy's Face Amount. In order to request an increase or decrease in the policy's Face Amount, you must send a written request in a form acceptable to us to the Service Office address noted on the first page of this prospectus. (See "Changing the Face Amount of Your Policy".) Increases are subject to underwriting and our approval. Contestability and suicide provisions on any increased portion of coverage begin on the effective date of the increase. Increases in the Face Amount will result in additional cost of insurance charges and may result in a new seven-year testing period for modified endowment contract status. (See "Modified Endowment Contract Status"). We may limit any increase in the Face Amount of your policy. Under certain circumstances, it may be advantageous to increase the face amount of your term insurance rider rather than increasing the Face Amount under your policy.

THREE LIFE INSURANCE BENEFIT OPTIONS

     CorpExec Accumulator VUL offers three different Life Insurance Benefit options that allow you to select the insurance plan to best meet your needs. These options allow you to determine how the death benefit will be paid.

     - Option 1--a Life Insurance Benefit equal to the greater of (i) the Face Amount of the policy or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for the policy to qualify as life insurance under Section 7702 of the IRC, as amended.

     - Option 2--a Life Insurance Benefit equal to the greater of (i) the Face Amount of the policy plus the Alternative Cash Surrender Value or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for the policy to qualify as life insurance under Section 7702 of the IRC, as amended.

     - Option 3--a Life Insurance Benefit equal to the greater of (i) the Face Amount of the policy plus the Cumulative Premium Amount or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for the policy to qualify as life insurance under Section 7702 of the IRC, as amended.

     Under these options, if the Insured dies on or after the Policy Anniversary on which the Insured is Age 95, the Life Insurance Benefit will be equal to the Alternative Cash Surrender Value, less any Policy Debt.

AUTOMATED INVESTMENT FEATURES

     There are two administrative features available to help you manage the policy's Cash Value and to adjust the investment allocation to suit changing needs. These features are: Automatic Asset Reallocation and Dollar Cost Averaging.

OPTIONAL RIDERS

     CorpExec Accumulator VUL offers additional insurance coverage and other benefits through the Supplementary Term Rider and the Overloan Protection Rider. These riders have costs associated with them.

A HIGHLY RATED COMPANY

     NYLIAC is a subsidiary of New York Life Insurance Company ("NYLIC"). NYLIC has more than 160 years of experience in the offering of insurance products. NYLIAC is a highly rated insurer. Ratings reflect only NYLIAC's General Account, applicable to the Fixed Account, and are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC's obligations under the policy are subject to its ability to pay claims, and are not backed or guaranteed by NYLIC.

                                      RISKS

INVESTMENT RISK

     While a variable policy has the potential for a higher rate of return than a fixed rate policy, investment returns on the assets in the Separate Account may fall, and you can lose principal. Each Investment Division has its own investment objectives and investment strategy. We do not guarantee the investment performance of the Investment Divisions, which involve varying degrees of risk. Your premium allocation choices should be consistent with your personal investment objective.

RISK OF TERMINATION (ESPECIALLY ON MINIMALLY-FUNDED POLICIES)

     The policy does not automatically terminate, even if the policyowner does not pay the planned premiums. PAYMENT OF THESE PREMIUMS, HOWEVER, DOES NOT GUARANTEE THE POLICY WILL REMAIN IN FORCE.

     Depending on the timing and degree of fluctuations in actual investment returns, the Cash Surrender Value will also fluctuate. A lower Cash Surrender Value, under certain circumstances, could result in the lapse of the policy unless the policyowner makes additional premium payments to keep the policy in force. The policy terminates only when and if the Cash Surrender Value is insufficient to pay the charges deducted on each Monthly Deduction Day and the late period expires without sufficient payment.

     If, on a Monthly Deduction Day, the Cash Surrender Value is less than the amount of the charges to be deducted for the next policy month, the policy will go into pre-lapse status. The policy will continue for a late period of 62 days beginning with the current Monthly Deduction Day. If we do not receive a premium sufficient to take the policy out of pre-lapse status before the end of the late period, the policy will lapse and terminate, and there will be no Cash Value or death benefit. Note that "termination" and "lapse" have the same meaning and effect throughout this prospectus.

     We will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on our records, at least 31 days before the end of the late period. During the late period, the policy remains in force. If the Insured dies during the late period, we will pay the death benefit. However, these proceeds will be reduced by the amount of any Policy Debt and the amount of the charges to be deducted on each Monthly Deduction Day from the beginning of the late period through the policy month in which the Insured dies.

     There will be no more benefits under the policy once it terminates. However, a policyowner can apply to reinstate the policy (and optional riders, if elected when the policy was first purchased) under certain circumstances. See "Termination and Reinstatement--Reinstatement Option."

POTENTIAL FOR INCREASED CHARGES

     The actual charges deducted reflect those shown as current charges on your policy. However, we have the right to increase those charges at any time up to the amount shown as the guaranteed maximum. In addition, we may increase the amount we deduct as a federal or state premium tax charge to reflect changes in tax law. However, the actual charges will never exceed the stated guaranteed charges. (See "Table of Fees and Expenses" for more information.)

RISK OF TERMINATION FROM POLICY LOANS

     The larger a loan becomes relative to the policy's Cash Value, the greater the risk that the policy's remaining Cash Value will not be sufficient to support the policy's charges and expenses, including any loan interest due, and the greater the risk of the policy terminating. Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan.

     A loan, repaid or not, has a permanent effect on Cash Value. The effect could be favorable, if the Investment Divisions earn less than the interest rate charged on the loan amount in the Fixed Account, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater its effect on your Cash Value is likely to be. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be paid.

     Unless your policy qualifies as a modified endowment contract, policy loans are not taxable. If a policy is a modified endowment contract, a loan may result in taxable income and tax penalties to you. In addition, if loans taken, including unpaid loan interest, exceed the premiums paid, a policy surrender or lapse will result in a taxable event to you.

TAX RISKS

     The section of this prospectus entitled "Federal Income Tax Considerations" describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the IRS may interpret the rules that apply to variable life insurance contracts in a manner that could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a modified endowment contract for federal income tax purposes, with special rules that apply to policy distributions, including loans; and (4) the possibility that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 95 and that the owner may be subject to adverse tax consequences at that time.

PORTFOLIO RISKS

     A discussion of the risks of allocating Cash Value to each of the Investment Divisions can be found in the corresponding Fund's prospectus.

POTENTIALLY HARMFUL TRANSFER ACTIVITY

     This policy is not designed as a vehicle for market timing. Generally, we require that all transfer requests be submitted in writing through the U.S. mail or an overnight carrier. Your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege could disadvantage or potentially hurt the rights or interests of other policyowners. (see "Limits on Transfers" for more information). We cannot guarantee that this limitation will be effective at preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

     - Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective

     -  increased administrative and Fund brokerage expenses

     -  dilution of the interests of long-term investors

     An underlying Fund may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your request for a transfer. (See "Limits on Transfers" for more information on the risks of frequent trading.)

                           TABLE OF FEES AND EXPENSES

     The following tables describe the fees and expenses that you will pay when buying and owning the policy. The first table describes the fees and expenses that you will pay at the time that you purchase the policy, make a partial withdrawal, or transfer cash value between investment options.


--------------------------------------------------------------------------------------------------------------------------
                                                     TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------------
                                             WHEN CHARGE
CHARGE                                       IS DEDUCTED                              AMOUNT DEDUCTED
--------------------------------------------------------------------------------------------------------------------------
Sales Expense Charge                         When premium       Current: 16.25% of premiums paid(1)
  for premiums paid up to the Target      payment is applied    Guaranteed Maximum: 19.25% of premiums paid(2)
  Premium                                    up to age 95
--------------------------------------------------------------------------------------------------------------------------
Sales Expense Charge                         When premium       Current: 0.75% of premiums paid(3)
  for premiums paid over the Target       payment is applied    Guaranteed Maximum: 7.0% of premiums paid(4)
  Premium                                    up to age 95
--------------------------------------------------------------------------------------------------------------------------
State Premium Tax Charge                     When premium       All taxes may vary over time.
                                          payment is applied    Current: 2.00% of premiums paid(5)
                                             up to age 95       Guaranteed maximum: 2.00% of premiums paid, subject to tax law changes
--------------------------------------------------------------------------------------------------------------------------
Federal Premium Tax Charge                   When premium       All taxes may vary over time.
                                          payment is applied    Current: 1.25% of premiums paid(6)
                                             up to age 95       Guaranteed maximum: 1.25% of premiums paid, subject to tax law changes
--------------------------------------------------------------------------------------------------------------------------
Transfer Charge                          At time of transfer    Current: No charge
                                                                Guaranteed Maximum: $30 per transfer after 12 transfers in a Policy Year
--------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Charge                     At time of        Current: No charge
                                              withdrawal        Guaranteed Maximum: $25
--------------------------------------------------------------------------------------------------------------------------


(1) Current sales expense charges for premium payments made up to the Target Premium are reduced to 9.75% in Policy Years 2-4; 1.75% in Policy Years 5-7; and 0.00% in Policy Years 8 and beyond. If the Supplementary Term Rider ("STR") is added, the current sales expense charge for all premium payments charge is equal to (i) the current charge without the STR, multiplied by
    (ii) the Base Face Amount divided by the Target Face Amount.

(2) Guaranteed maximum sales charges for premiums paid up to the Target Premium are reduced to 12.75% in Policy Years 2-4, 4.75% in Policy Years 5-7, and 3.00% in Policy Years 8 and beyond.

(3) Current sales expense charges for premium payments made over the Target Premium are 4.00% in Years 2-4, 1.75% in 5-7, and 0.00% in Years 8 and beyond.

(4) Guaranteed maximum sales expense charges for premiums paid over the Target Premium are reduced to 4.75% in years 5-7 and 3% in years 8 and beyond.

(5) Current state premium tax charges for premium payments are reduced to 1.50% in Policy Years 8 and beyond.

(6) Current federal premium tax charges for premium payments are reduced to 1.00% in Policy Years 8 and beyond.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding Fund fees and expenses.


--------------------------------------------------------------------------------------------------------------------------
                                   PERIODIC CHARGES OTHER THAN FUNDS' OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------------
                                             WHEN CHARGE
CHARGE                                       IS DEDUCTED                              AMOUNT DEDUCTED
--------------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge(1)                  Each Monthly       Guaranteed Maximum: $83.33 per $1,000 of Net Amount at
                                            Deduction Day       Risk(2)
                                          applied to Age 95
                                                                Guaranteed Minimum: $0.04 per $1,000 of Net Amount at Risk

                                                                Representative Insured (Male, Age 45, Non-Smoker): $0.19
                                                                per $1,000 of Net Amount at Risk
                                                                (Guaranteed Maximum Charge for Representative insured)

--------------------------------------------------------------------------------------------------------------------------
Monthly Contract Charge                        Monthly          Current: $0 Policy Year 1, $10 thereafter ($120 annually)

                                                                Guaranteed Maximum: $15 ($180 annually)

--------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge              Monthly          Current: 0.45% of the first $25,000 of separate account
  as a % of separate account value                              value; 0.37% of  separate account value between $25,000
                                                                and $250,000; and 0.30% of separate account value greater
                                                                than $250,000 in Policy Years 1-10(3)

                                                                Guaranteed Maximum: 0.90%

--------------------------------------------------------------------------------------------------------------------------
Per Thousand Face Amount Charge(1)           Each Monthly       Guaranteed Maximum: $1.20 per $1,000
  applied against                           Deduction Day       Guaranteed Minimum: $0.05 per $1,000
  Base Face Amount and                    applied to Age 95     Representative Insured (Male, Age 45, Non-Smoker): $0.05
  Term Face Amount                                              per $1,000 (Guaranteed Maximum Charge for Representative
                                                                insured)

--------------------------------------------------------------------------------------------------------------------------
RIDERS
Supplementary Term Rider(1)              Monthly until rider    Guaranteed Maximum: $83.33 per $1,000 of net amount at
                                               expires          risk.

                                                                Guaranteed Minimum: $0.04 per $1,000 of net amount at
                                                                risk.

                                                                Representative Insured (Male, Age 45, Non-Smoker): $0.19
                                                                per $1,000 of net amount at risk.
--------------------------------------------------------------------------------------------------------------------------
Overloan Protection Rider                 When you exercise     Percentage of Policy Cash Value that varies by Issue Age,
                                             the benefit        class of risk and gender of Insured
--------------------------------------------------------------------------------------------------------------------------
Loan Interest                             Monthly while loan    Current: 4.00%
                                              balance is        Guaranteed Maximum: 6.00%
                                             outstanding
--------------------------------------------------------------------------------------------------------------------------


(1) This charge varies based on characteristics of the insured, the number of policies issued at the same time to other policyholders with the same employer as the insured, and the amount of the employer's contribution (if any) to premium payments. The charge shown may not be representative of the charge you will pay. These charges may also vary based upon the state in which your policy is issued. For more information about particular Cost of Insurance, Per Thousand Face Amount and other charges as they apply to your policy, please contact your Registered Representative.

(2) "Net Amount at Risk" is equal to the Life Insurance Benefit divided by
    1.0032737 minus the policy's Alternative Cash Surrender Value. See "Life Insurance Benefit Options" for more information.

(3) The current Mortality and Expense Risk Charge is reduced in year 11 and later to 0.40% of the first $25,000 of separate account value; 0.32% of separate account value between $25,000 and $250,000; and 0.25% of separate account value over $250,000.

     The table below shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2008. Fund expenses may be higher or lower in the future.


------------------------------------------------------------------------------
TOTAL ANNUAL FUND                                  ---------------------------
OPERATING EXPENSES(1,2)                         MINIMUM            MAXIMUM
                                                 0.10%              4.86%
------------------------------------------------------------------------------



 (1) Expressed as a percentage of average net assets for the fiscal year ended December 31, 2008. This information is provided by the Funds and their agents. The information is based on 2008 expenses, and it may reflect estimated charges. We have not verified the accuracy of this information.
 (2) Expenses that are deducted from Fund Company assets, including management fees, distribution fees, service fees 12b-1 fees, and other expenses.

--------------------------------------------------------------------------------

     More information concerning each underlying Fund's fees and expenses is contained in the tables below and in prospectus for each Fund. These tables show the operating expense charges deducted by each Fund. The first table lists Funds that acquire shares of other funds, and shows the acquired fund fees. The second table shows the operating expense charges for all other Funds.

                        ANNUAL FUND OPERATING EXPENSES(#)

-------------------------------------------------------------------------------------------------------------------
                                                                                                           TOTAL
                                                              DISTRIBUTION                ACQUIRED         CLASS
                                  ADVISORY   ADMINISTRATION    AND SERVICE     OTHER      FUND FEES      OPERATING
              FUND                   FEE           FEE         (12B-1) FEE   EXPENSES   AND EXPENSES    EXPENSES(A)
-------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Freedom
  2010--Initial Class                N/A           N/A             N/A         0.00%        0.56%          0.56%
-------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Freedom
  2020--Initial Class                N/A           N/A             N/A         0.00%        0.63%          0.63%
-------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Freedom
  2030--Initial Class                N/A           N/A             N/A         0.00%        0.67%          0.67%
-------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Freedom
  2040--Initial Class                N/A           N/A             N/A         0.00%        0.68%          0.68%


-------------------------------------------------------------------------------------------------------------------



# Shown as a percentage of average net assets for the fiscal year ended December 31, 2008, unless otherwise indicated. The Fund or its agents provided the fees and charges, which are based on 2008 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(a) Differs from the ratios of expenses to average net assets in the Financial Highlights section of the fund's prospectus because the total annual operating expenses shown above include acquired fund fees and expenses. Fidelity Management & Research Company has voluntarily agreed to reimburse Initial Class of each fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, 12b-1 fees, fund and acquired fees and expenses, if any), as a percentage of their respective average net assets, exceeds 0.00%.

------------------------------------------------------------------------------------------------------------------
                                                                                                        TOTAL FUND
                                     ADVISORY       ADMINISTRATION      12B-1             OTHER           ANNUAL
               FUND                    FEES              FEES        FEES(sec.)         EXPENSES        EXPENSE(A)
------------------------------------------------------------------------------------------------------------------
MainStay VP Bond--Initial Class        0.49%(b)(c)       0.00%          0.00%             0.06%            0.55%

------------------------------------------------------------------------------------------------------------------


MainStay VP Capital
Appreciation--Initial Class            0.61%(f)(c)       0.00%          0.00%             0.05%(d)         0.66%(e)

------------------------------------------------------------------------------------------------------------------


MainStay VP Cash Management            0.43%(g)          0.00%          0.00%             0.07%            0.50%(h)

------------------------------------------------------------------------------------------------------------------


MainStay VP Common Stock--Initial
Class                                  0.54%(i)(c)       0.00%          0.00%             0.06%(d)         0.60%(e)

------------------------------------------------------------------------------------------------------------------


MainStay VP Convertible--Initial
Class                                  0.60%(j)(c)       0.00%          0.00%             0.07%            0.67%

------------------------------------------------------------------------------------------------------------------


MainStay VP Floating
Rate--Initial Class                    0.60%(k)          0.00%          0.00%             0.09%            0.69%

------------------------------------------------------------------------------------------------------------------


MainStay VP Government--Initial
Class                                  0.50%(l)          0.00%          0.00%             0.07%            0.57%

------------------------------------------------------------------------------------------------------------------


MainStay VP High Yield Corporate
Bond--Initial Class                    0.57%(m)(c)       0.00%          0.00%             0.05%            0.62%

------------------------------------------------------------------------------------------------------------------


MainStay VP ICAP Select
Equity--Initial Class                  0.77%(n)          0.00%          0.00%             0.06%            0.83%

------------------------------------------------------------------------------------------------------------------


MainStay VP International
Equity--Initial Class                  0.89%(o)(c)       0.00%          0.00%             0.13%            1.02%(e)(p)

------------------------------------------------------------------------------------------------------------------


MainStay VP Mid Cap Core--Initial
Class                                  0.85%(q)          0.00%          0.00%             0.09%(d)         0.94%(e)

------------------------------------------------------------------------------------------------------------------


MainStay VP Mid Cap
Growth--Initial Class                  0.75%(r)          0.00%          0.00%             0.07%(d)         0.82%(e)

------------------------------------------------------------------------------------------------------------------


MainStay VP Mid Cap
Value--Initial Class                   0.70%(s)          0.00%          0.00%             0.07%(p)         0.77%

------------------------------------------------------------------------------------------------------------------


MainStay VP S&P 500
Index--Initial Class                   0.30%(t)          0.00%          0.00%             0.05%            0.35%

------------------------------------------------------------------------------------------------------------------


MainStay VP Small Cap
Growth--Initial Class                  0.90%(u)          0.00%          0.00%             0.09%(d)         0.99%(e)

------------------------------------------------------------------------------------------------------------------


AIM V.I. Global Real Estate
Fund--Series I Shares                  0.75%(k)          0.00%          0.00%             0.42%            1.17%(v)

------------------------------------------------------------------------------------------------------------------


AIM V.I. International Growth
Fund--Series I Shares                  0.71%(k)          0.00%          0.00%             0.37%(w)         1.08%(v)(x)

------------------------------------------------------------------------------------------------------------------


Alger American SMidCap
Growth--Class O Shares (formerly
Alger American SmallCap and
MidCap Growth)(z)                      0.81%(k)          0.00%          0.00%            3.790%            4.60%(y)

------------------------------------------------------------------------------------------------------------------


Alliance Bernstein VPS
International Value
Portfolio--Class A                     0.74%(k)          0.00%          0.00%             0.07%            0.81%

------------------------------------------------------------------------------------------------------------------


Alliance Bernstein VPS Small/Mid
Cap Value Portfolio--Class A           0.75%(k)          0.00%          0.00%             0.11%            0.86%

------------------------------------------------------------------------------------------------------------------


American Century VP Value--Class
II                                     0.84%(aa)         0.00%          0.25%             0.01%(bb)        1.10%

------------------------------------------------------------------------------------------------------------------


American Funds Asset Allocation
Fund--Class 2 Shares*                  0.31%(k)          0.00%          0.25%             0.01%            0.57%(cc)

------------------------------------------------------------------------------------------------------------------


American Funds Global Growth
Fund--Class 1 Shares                   0.53%(k)          0.00%          0.00%             0.02%            0.55%

------------------------------------------------------------------------------------------------------------------


American Funds Global Small
Capitalization Fund--Class 2
Shares*                                0.71%(k)          0.00%          0.25%             0.03%            0.99%(cc)

------------------------------------------------------------------------------------------------------------------


American Funds Growth Fund--Class
2 Shares*                              0.32%(k)          0.00%          0.25%             0.01%            0.58%(cc)

------------------------------------------------------------------------------------------------------------------


American Funds Growth-Income
Fund--Class 2 Shares*                  0.27%(k)          0.00%          0.25%             0.01%            0.53%(cc)

------------------------------------------------------------------------------------------------------------------


American Funds International
Fund--Class 2 Shares*                  0.49%(k)          0.00%          0.25%             0.03%            0.77%(cc)

------------------------------------------------------------------------------------------------------------------


Davis Value Portfolio                  0.75%             0.00%          0.00%             0.07%            0.82%(dd)

------------------------------------------------------------------------------------------------------------------


Delaware VIP International Value
Equity
Series--Standard Class                 0.85%(k)          0.00%          0.00%             0.20%(ee)        1.05%

------------------------------------------------------------------------------------------------------------------


Dreyfus IP Technology Growth
Portfolio--Initial Class               0.75%(cc)         0.00%          0.00%             0.11%(ff)        0.86%

------------------------------------------------------------------------------------------------------------------


DWS Dreman Small Mid Cap Value
VIP--Class A Shares                    0.64%(k)          0.00%          0.00%             0.15%(gg)        0.79%

------------------------------------------------------------------------------------------------------------------


DWS Global Opportunities
VIP--Class A Shares                    0.89%(k)          0.00%          0.00%             0.22%(hh)        1.11%(ii)

------------------------------------------------------------------------------------------------------------------


DWS Small Cap Index VIP--Class A
Shares                                 0.35%(k)          0.00%          0.00%             0.19%(hh)        0.54%(jj)

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP
Contrafund(R)--Initial Class           0.56%(k)          0.00%          0.00%             0.10%            0.66%(kk)

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Equity
Income--Initial Class                  0.46%(k)          0.00%          0.00%             0.11%            0.57%

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Growth--Initial
Class                                  0.56%(k)          0.00%          0.00%             0.12%            0.68%(kk)

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Index
500--Initial Class                     0.10%(k)          0.00%          0.00%             0.00%            0.10%(ll)

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Investment Grade
Bond--Initial Class                    0.32%(k)          0.00%          0.00%             0.11%            0.43%

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Mid Cap--Initial
Class                                  0.56%(k)          0.00%          0.00%             0.12%            0.68%(kk)

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Money
Market--Initial Class                  0.19%             0.00%          0.00%             0.10%            0.29%

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Overseas--Initial
Class                                  0.71%(k)          0.00%          0.00%             0.16%            0.87%(kk)

------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                                                                                                        TOTAL FUND
                                     ADVISORY       ADMINISTRATION      12B-1             OTHER           ANNUAL
               FUND                    FEES              FEES        FEES(sec.)         EXPENSES        EXPENSE(A)
------------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Value
Leaders--Initial Class                 0.56%(k)          0.00%          0.00%             0.25%            0.81%

------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP Value
Strategies--Service Class 2            0.56%(k)          0.00%          0.25%             0.18%            0.99%(kk)

------------------------------------------------------------------------------------------------------------------


Janus Aspen Balanced
Portfolio--Institutional Shares        0.55%(mm)         0.00%          0.00%             0.02%            0.57%(nn)

------------------------------------------------------------------------------------------------------------------


Janus Aspen Enterprise
Portfolio--Institutional Shares
(formerly Janus Aspen Series
MidCap Growth)                         0.64%(mm)         0.00%          0.00%             0.03%            0.67%(nn)

------------------------------------------------------------------------------------------------------------------


Janus Aspen Forty
Portfolio--Institutional Shares        0.64%(mm)         0.00%          0.00%             0.04%(oo)        0.68%(nn)

------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide
Portfolio--Institutional
Shares(qq) (formerly Janus Aspen
Series Worldwide Growth)               0.50%(pp)         0.00%          0.00%             0.03%            0.53%(nn)

------------------------------------------------------------------------------------------------------------------


Lazard Retirement International
Equity Portfolio--Service Shares       0.75%(k)          0.00%          0.25%             0.17%            1.17%

------------------------------------------------------------------------------------------------------------------


Lord Abbett Mid-Cap Value
Portfolio                              0.75%(k)          0.04%          0.00%             0.36%            1.15%

------------------------------------------------------------------------------------------------------------------


LVIP Baron Growth Opportunities
Fund--Service Class                    1.00%(k)          0.00%          0.25%             0.09%            1.34%(rr)

------------------------------------------------------------------------------------------------------------------

MFS(R) Global Total Return
Portfolio                               0.75(k)          0.00%          0.00%             0.26%            0.90%(ss)

------------------------------------------------------------------------------------------------------------------


MFS(R) Utilities Series--Initial
Class                                  0.72%(k)          0.00%          0.00%             0.09%            0.81%(ss)

------------------------------------------------------------------------------------------------------------------


MFS(R) Value Series--Initial
Class                                  0.75%(k)          0.00%          0.00%             0.09%            0.84%(ss)

------------------------------------------------------------------------------------------------------------------


Morgan Stanley UIF Emerging
Markets Debt Portfolio--Class I        0.75%(k)          0.00%          0.00%             0.35%            1.10%(tt)

------------------------------------------------------------------------------------------------------------------


Morgan Stanley UIF Emerging
Markets Equity Portfolio--Class I      1.21%(k)          0.00%          0.00%             0.41%            1.62%(tt)

------------------------------------------------------------------------------------------------------------------


Morgan Stanley UIF U.S. Mid Cap
Value Portfolio--Class I               0.72%(k)          0.00%          0.00%             0.30%(uu)        1.02%(tt)

------------------------------------------------------------------------------------------------------------------


Morgan Stanley UIF U.S. Real
Estate Portfolio--Class I              0.77%(k)          0.00%          0.00%             0.30%(vv)        1.07%(tt)(ww)

------------------------------------------------------------------------------------------------------------------


Neuberger Berman AMT Partners
Portfolio(R)--Class I                  0.84%(xx)         0.00%          0.00%             0.11%            0.95%(yy)

------------------------------------------------------------------------------------------------------------------


Oppenheimer Capital Appreciation
Fund/VA--Non-Service Shares            0.65%(k)          0.00%          0.00%             0.01%(jjj)       0.66%(zz)

------------------------------------------------------------------------------------------------------------------


PIMCO Global Bond
(unhedged)--Administrative Class
Shares                                 0.75%(aaa)        0.00%          0.15%(bbb)        0.07%(ccc)       0.97%

------------------------------------------------------------------------------------------------------------------


PIMCO High Yield--Administrative
Class Shares                           0.60%(aaa)        0.00%          0.15%(bbb)        0.00%            0.75%

------------------------------------------------------------------------------------------------------------------


PIMCO Long-Term U.S.
Government--Administrative Class
Shares                                0.475%(aaa)        0.00%          0.15%(bbb)        0.01%(ccc)      0.635%

------------------------------------------------------------------------------------------------------------------


PIMCO Low
Duration--Administrative Class
Shares                                 0.50%(aaa)        0.00%          0.15%(bbb)        0.05%(ccc)       0.70%

------------------------------------------------------------------------------------------------------------------


PIMCO Real Return--Administrative
Class Shares                           0.50%(aaa)        0.00%          0.15%(bbb)        0.06%(ccc)       0.71%

------------------------------------------------------------------------------------------------------------------


PIMCO Total
Return--Administrative Class
Shares                                 0.50%(aaa)        0.00%          0.15%(bbb)        0.23%(ccc)       0.88%

------------------------------------------------------------------------------------------------------------------


Royce Micro-Cap
Portfolio--Investment Class            1.25%             0.00%          0.00%             0.07%            1.32%

------------------------------------------------------------------------------------------------------------------


Royce Small-Cap
Portfolio--Investment Class            1.00%             0.00%          0.00%             0.07%            1.07%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price Blue Chip Growth
Portfolio                              0.85%(ddd)        0.00%          0.00%             0.00%            0.85%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price Equity Income
Portfolio                              0.85%(ddd)        0.00%          0.00%             0.00%            0.85%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price Equity Index 500
Portfolio                              0.40%(ddd)        0.00%          0.00%             0.00%            0.40%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price International Stock
Portfolio                              1.05%(ddd)        0.00%          0.00%             0.00%            1.05%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price Limited-Term Bond        0.70%(ddd)        0.00%          0.00%             0.00%            0.70%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price New America Growth
Portfolio                              0.85%(ddd)        0.00%          0.00%             0.00%            0.85%

------------------------------------------------------------------------------------------------------------------


T. Rowe Price Personal Strategy
Balanced Portfolio                     0.90%(ddd)        0.00%          0.00%             0.00%            0.90%(eee)

------------------------------------------------------------------------------------------------------------------


Van Eck Worldwide Multi-Manager
Alternatives Fund--Initial Class
(formerly Van Eck Worldwide
Absolute Return Fund)                  2.50%(k)          0.00%          0.00%             2.36%(fff)       4.86%(ggg)

------------------------------------------------------------------------------------------------------------------


Van Eck Worldwide Bond
Fund--Initial Class                    1.00%(k)          0.00%          0.00%             0.17%            1.17%(hhh)

------------------------------------------------------------------------------------------------------------------


Van Eck Worldwide Hard
Assets--Initial Class                  0.88%(k)          0.00%          0.00%             0.12%(iii)       1.00%



------------------------------------------------------------------------------------------------------------------



sec. Because the 12b-1 fee charge is ongoing, the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(a) Shown as a percentage of average net assets for the fiscal year ended December 31, 2008, unless otherwise indicated. The Fund or its agents provided the fees and charges, which are based on 2008 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(b) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.50% on assets up to $500 million; 0.475% on assets from $500 million to $1 billion; and 0.45% on assets over $1 billion.

(c)     Expenses have been restated to reflect current fees.

(d) "Other Expenses" also includes the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio invests. These fees and expenses are less than 0.01% of the average net assets of the Portfolio.

(e) The Total Annual Portfolio Operating Expenses may differ from the amounts shown in the Financial Highlights section of the Portfolio's Prospectus which reflect only the operating expenses of the Portfolio and do not include the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio may invest.

(f) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.61% on assets up to $1 billion; and 0.50% on assets over $1 billion.

(g) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.45% on assets up to $500 million; 0.40% on assets from $500 million to $1 billion; and 0.35% on assets over $1 billion.

(h) From time to time, the Portfolio's Manager may limit the Portfolio's expenses to the extent it deems appropriate to enhance the Portfolio's yield during periods when expenses have a significant impact on yield because of low interest rates. This expense limitation policy is voluntary and in addition to any contractual arrangements that may be in place with respect to the Portfolio and described in this prospectus. It may be revised or terminated by the Manager at any time without notice.

(i) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.55% on assets up to $500 million; 0.525% on assets from $500 million to $1 billion; and 0.50% on assets over $1 billion.

(j) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.60% on assets up to $1 billion; and 0.50% on assets over $1 billion.

(k)     The fees designated as "Advisory Fees" reflect "Management Fees."

(l) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.50% on assets up to $500 million; 0.475% on assets from $500 million to $1 billion; and 0.45% on assets over $1 billion.

(m) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.57% on assets up to $1 billion; 0.55% on assets from $1 billion to $5 billion; and 0.525% on assets over $5 billion.

(n) The fees designated as "Advisory Fees" reflect "Management Fees". The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.80% on assets up to $250 million; 0.75% on assets from $250 million to $1 billion; and 0.74% on assets over $1 billion.

(o) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.89% on assets up to $500 million; and 0.85% on assets over $500 million.

(p) In addition to the Net Annual Fund Operating Expenses that the Portfolio bears directly, the Portfolio's shareholders indirectly bear the expenses of the other Underlying Portfolios/Funds in which the Portfolio invests. The table in the Portfolio's prospectus shows the Portfolio's estimated indirect expenses from investing in Underlying Portfolios/Funds based on the allocation of the Portfolio's assets among the Underlying Portfolios/Funds during the Portfolio's fiscal year ended December 31, 2008. This expense may be higher or lower over time depending on the allocation of the Portfolio's assets among the Portfolios/Underlying Funds and the actual expenses of the Underlying Portfolios/Funds.

(q) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.85% on assets up to $1 billion; and 0.80% on assets over $1 billion.

(r) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.75% on assets up to $500 million; and 0.70% on assets over $500 million.

(s) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.70% on assets up to $500 million; and 0.65% on assets over $500 million.

(t) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.30% on assets up to $1 billion; 0.275% on assets from $1 billion to $2 billion; 0.265% on assets from $2 billion to $3 billion; and 0.25% on assets over $3 billion. Effective May 1, 2008, New York Life Investments has voluntarily agreed to waive a portion of its management fee so that the fee is 0.25% on assets up to $1 billion; 0.225% on assets from $1 billion to $2 billion; 0.215% on assets from $2 billion to $3 billion; and 0.20% on assets over $3 billion. With this waiver, the Net Annual Portfolio Operating Expenses were 0.30% and 0.55%, respectively for Initial Class and Service Class shares.

(u) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.90% on assets up to $1 billion; and 0.85% on assets over $1 billion.

(v) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.30% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales;

        (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund.

(w) Includes Acquired Fund Fees and Expenses of $0.02. Acquired Fund Fees and Expenses are not fees or expenses incurred by the fund directly but are expenses of the investment companies in which the fund invests. You incur these fees and expenses indirectly through the valuation of the fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expenses listed above may exceed the expense limit numbers. The impact of the acquired fund fees and expense are included in the total returns of the Fund.

(x) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive the advisory fee payable by the Fund in an amount equal to 100% of the net advisory fees Invesco Aim receives from the affiliated money market funds on investments by the Fund of uninvested cash (excluding investments of cash collateral from securities lending) in such affiliated money market funds. Fee Waiver reflects this agreement.

(y) The Manager has contractually agreed to waive its fee and/or reimburse portfolio expenses through December 31, 2008 to the extent necessary to limit the total annual fund operating expenses of the Class O Shares of the portfolio to 1.00% of the Portfolio's average daily net assets.

(z)     From 1/2/08 (commencement of operations) to 12/31/08.

(aa) The fees designated as "Advisory Fees" reflect "Management Fees". The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has a stepped fee schedule. As a result, the fund's unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease. For more information about the unified management fee, including an explanation of strategy assets, see The Investment Advisor under Management section of the fund's prospectus.

(bb) Other expenses include the fees and expenses of the fund's independent directors and their legal counsel, interest, and, if applicable, acquired fund fees and expenses.

(cc) The Series' investment adviser waived a portion of its management fee from September 1, 2004 through December 31, 2008. Management fees and total expenses in the table do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the fund's prospectus and annual report.

(dd) These expenses reflect operations for the year ended December 31, 2008. Expenses may vary in future years. These fees and expenses are paid by the fund and borne indirectly by contract holders. There may be additional expenses charged by insurance companies.

(ee)    Other expenses adjusted for retirement plan expenses.

(ff) Other expenses include expenses of 0.01% for acquired portfolio fees and expenses.

(gg) "Management Fee" restated on an annualized basis to reflect fee changes which took effect May 1, 2008. "Other Expenses" are based on estimated amounts for the current fiscal year. Actual expenses may be different. "Other Expenses" include an administrative services fee paid to the Advisor in the amount of 0.10%.

(hh) "Other Expenses" includes an administrative services fee paid to the Advisor in the amount of 0.10% of average daily net assets.

(ii) Through September 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total operating expenses at 0.95% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest. Effective October 1, 2009 through April 30, 2010, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total operating expenses at ratios no higher than 1.10% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

(jj) Through September 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's operating expenses at 0.51% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

(kk) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.65% for Fidelity(R) VIP Contrafund(R)--Initial Class, 0.67% for Fidelity(R) VIP Growth--Initial Class and Fidelity(R) VIP Mid Cap--Initial Class, 0.84% for Fidelity(R) VIP Overseas--Initial Class, and 0.98% for Fidelity(R) VIP Value Strategies--Service Class 2. These offsets may be discontinued at any time.

(ll) Management fees for the fund have been reduced to 0.10%, and class expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the fund's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part.

(mm) The fees designated as "Advisory Fees" reflect "Management Fees". The "Management Fee" is the investment advisory fee rate paid by each Janus Portfolio to Janus Capital as of the end of the fiscal year.

(nn) Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to certain limits until at least May 1, 2010. The expense limits are described in the "Management Expenses" section of the Portfolio's Prospectus.

(oo) "Acquired Fund" means any underlying portfolio (including, but not limited to, exchange-traded funds) in which a Portfolio invests or has invested during the period. The Portfolios' "ratio of gross expenses to average net assets" appearing in the Financial Highlights tables of the Portfolio's Prospectus does not include Acquired Fund Fees and Expenses and may not correlate to the Total Annual Fund Operating Expenses shown in the table above. Amounts less than 0.01%, if applicable, are included in Other Expenses.

(pp) The fees designated as "Advisory Fees" reflect "Management Fees". The "Management Fee" is the investment advisory fee rate paid by each Janus Portfolio to Janus Capital as of the end of the fiscal year. For the Worldwide Portfolio this fee may go up or down monthly based on the Portfolio's performance relative to its benchmark index over the performance measurement period.

(qq) Worldwide Portfolio pays an investment advisory fee rate that adjusts up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is 0.60% for the Worldwide Portfolio, and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced February 2007, and may increase or decrease the Management Fee. Refer to "Management Expenses" in the fund's Prospectus for additional information with further description in the fund's Statement of Additional Information ("SAI").

(rr) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the Funds' Service Class to the extent that the Fund's Total Annual Fund Operating Expenses exceed 1.29% of average daily net assets of the Fund. The Agreement will continue at least through April 30, 2010, and renew automatically for one-year terms unless the adviser
        (LIA) provides written notice of termination to the Fund.

(ss) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, Total Fund Annual Expenses would be lower. For the MFS Global Total Return Portfolio, MFS has agreed to bear the fund's expenses such that Total Fund Annual Expense does not exceed 0.90%. This agreement is in effect until April 30, 2010.

(tt) Reflects rebate of certain Portfolio expenses in connection with the investments in Morgan Stanley Institutional Liquidity Money Market Portfolio--Institutional Class during the period. As a result of such rebate, the expenses as a percentage of the Fund's net assets were effected by less than 0.005%.

(uu) The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds"). The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests. "Acquired Funds Fees & Expenses" in this table is an estimate of those expenses. The estimate is based upon the average allocation of the Portfolio's investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2008. Actual Acquired Fund expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the expenses of the Acquired Funds. Since "Acquired Fund Fees & Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Portfolio's Financial Highlights section.

(vv)    Includes 0.02% "Other Non Operational or Investment Related Expenses".

(ww) For the fiscal year ended December 31, 2008, after giving effect to the Adviser's voluntary fee waivers and/or expense reimbursements, the total annual portfolio operating expenses incurred by investors, including certain investment related expenses, was 1.07% for Class I. The total annual portfolio operating expenses excluding certain investment related expense was 1.05% for Class I.

(xx) The fees designated as "Advisory Fees" reflect "Investment Management and Administration Fees".

(yy) Neuberger Berman Management LLC ("NBM") has undertaken through December 31, 2012 to waive fees and/or reimburse certain operating expenses, including the compensation of NBM (except with respect to Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Partners Portfolios. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

(zz) The "Other Expenses" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year for all classes. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2008, the transfer agent fees did not exceed that expense limitation described above. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses for all share classes by less than 0.01% of average daily net assets.

(aaa) The fees designated as "Advisory Fees" reflect "Management Fees". "Management Fees" reflect advisory fees and supervisory and administrative fees payable by the Fund to PIMCO.

(bbb)   The fees designated as "12b-1 fees" reflect "Service Fees."

(ccc) "Other Expenses" reflect interest expense. Interest expense is based on the amounts incurred during the Portfolio's most recent fiscal year as a result of entering into certain investment, such as reverse repurchase agreements. This interest expense is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of the interest expense (if any) will vary with the Portfolio's use of those investments (like reverse repurchase agreements) as an investment strategy.

(ddd) The fees designated as "Advisory Fees" reflect "Management Fees" and "Other Expenses."

(eee) Excludes expenses permanently waived 0.04%, 0.02%, 0.02%, 0.02%, and 0.03%, of average net assets for the years ended 12/31/08, 12/31/07, 12/31/06, 12/31/05, and 12/31/04, respectively, related to investments in T. Rowe Price mutual funds. Actual expenses paid by the fund were 0.86% due to the credit received from investing in certain T. Rowe Price mutual funds (acquired fees and expenses of 0.04% were completely offset by a mandatory reduction in the fund's management fee of the same amount); this credit totaled 0.04% in fiscal 2008 but will vary with the amount invested in the T. Rowe Price mutual funds.

(fff)   Includes Acquired Expenses of 0.13%.

(ggg) For the period May 1, 2009 through April 30, 2010, the Adviser has contractually agreed to waive fees and expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 2.15% of average daily net assets. The agreement to limit the total Total Annual Fund Operating Expenses is limited to the Fund's direct operating expenses and, therefore, does not apply to AFFE, which are indirect expenses incurred by the Fund through its investments in Underlying Funds.

(hhh) Net effect of expense waiver to average net assets for the period ended 12/31/08 was 0.07%.

(iii)   Includes Acquired Expenses of 0.01%.

(jjj) Effective May 1, 2009, Other Expenses will be 0.11%, and Total Fund Annual Expenses will be 0.76%.

                                   DEFINITIONS

ACCUMULATION UNIT: An accounting unit we use to calculate the value in the Investment Divisions. We use Net Premiums and transfers allocated to the Investment Divisions to purchase Accumulation Units in those Investment Divisions.

ACCUMULATION VALUE: The sum of the dollar value of the Accumulation Units in all of the Investment Divisions.

ALLOCATION ALTERNATIVES: The 81 Investment Divisions of the Separate Account and the Fixed Account. Policyowners may invest in a total of 20 Allocation Alternatives at any one time.

ALTERNATIVE CASH SURRENDER VALUE: The Cash Value of the policy plus the value of the Deferred Premium Load Account.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for regular trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier. Each "Business Day" is a "Valuation Day".

CASH SURRENDER VALUE:  The Cash Value less Policy Debt.

CASH VALUE: The sum of (a) the Accumulation Value, (b) the value in the Fixed Account, and (c) the value in the Loan Account.

CASH VALUE ACCUMULATION TEST ("CVAT"):   An Internal Revenue Service ("IRS")
test to determine whether a policy can be considered life insurance. See "Life Insurance Benefit Options" for more information.

CUMULATIVE PREMIUM AMOUNT: An amount representing the sum of the total planned and unplanned premium payments made under the policy less the total partial withdrawals and partial withdrawal fees taken under the policy. Reductions due to partial withdrawals will never cause this amount to be less than zero. This is used in the calculation of Life Insurance Benefit Option 3.

DEFERRED PREMIUM LOAD ACCOUNT: An account representing a portion of the cumulative Sales Expense Charge, State Premium Tax Charge, and Federal Premium Tax Charge collected.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FACE AMOUNT: The initial face amount of the policy shown on the Policy Data Page, plus or minus any changes made to the initial face amount. The initial value of the term insurance benefit provided through the Supplementary Term Rider may be referred to as the Term Face Amount.

FIXED ACCOUNT: The Allocation Alternative that credits interest at fixed rates subject to a minimum guarantee. Assets in the Fixed Account are part of NYLIAC's General Account.

FUND:  An open-end management investment company.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. We allocate any Net Premium payments you make during the free look period to this account.

GUIDELINE PREMIUM TEST ("GPT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

INSURED:  The person whose life the policy insures.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division Invests exclusively in shares of a specified Eligible Portfolio.

IRC:  Internal Revenue Code of 1986, as amended.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.

LIFE INSURANCE BENEFIT: The death benefit calculated under the Life Insurance Benefit Option you have chosen.

LOAN ACCOUNT: The account that holds a portion of Cash Value for the purpose of securing any outstanding loans, including accrued interest. It is part of NYLIAC's General Account.

MONTHLY DEDUCTION DAY: The date as of which we deduct from cash value the Mortality and Expense Risk charge, the monthly contract charge, the cost of insurance charge, the per thousand Face Amount charge, and a rider charge for the cost of any additional riders. The First Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

MORTALITY AND EXPENSE RISK: The risk that the group of lives we have insured under our policies will not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk).

NET PREMIUM: Premium you pay less the sales expense, state premium tax, and federal premium tax charges.

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: It is the date we use as the starting point for determining Policy Years and Monthly Deduction Days. Generally, you may not choose a Policy Date that is more than six months before your policy's Issue Date. You can find your Policy Date on the Policy Data Page.

POLICY DEBT: The amount of any outstanding loans under the policy, including accrued interest.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the Insured died while the policy is in effect.

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

SEPARATE ACCOUNT: NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I, a segregated asset account NYLIAC established to receive and invest Net Premiums that are allocated to the Investment Divisions.

TARGET FACE AMOUNT: For policyholders who have a Supplementary Term Rider the sum of the Face Amount of the policy at the time the Supplementary Term Rider is issued plus, the Term Face Amount.

TARGET PREMIUM: An amount used to determine the Sales Expense Charge that is based on the Face Amount of the policy.

WE, US, OR NYLIAC:  New York Life Insurance and Annuity Corporation

                           MANAGEMENT AND ORGANIZATION

                                     INSURER

             New York Life Insurance and Annuity Company ("NYLIAC")
         (a wholly owned subsidiary of New York Life Insurance Company)
                                51 Madison Avenue
                               New York, NY 10010

YOUR POLICY

     CorpExec Accumulator VUL is offered by NYLIAC. Policy assets are invested in the Corporate Sponsored Variable Universal Life Separate Account-I (the "Separate Account"), which has been in existence since May 24, 1996.

     The policies are variable. This means the Cash Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the Deferred Premium Load ("DPL") Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.

     The income, gains and losses credited to, or charged against the Separate Account reflect its own investment experience, and not that of NYLIAC's other assets. It is important to note that the policy's assets may be used to pay only those NYLIAC liabilities that arise from the policies. NYLIAC is obligated to pay all amounts promised to policyowners under the policies.

STATE VARIATIONS Certain provisions of the policies may be different from the general description in this prospectus, and certain riders and options may not be available because of legal requirements or restrictions in your state. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your registered representative or contact us for specific information that may be applicable to your state. Also see the State Variations section of this prospectus for a summary of state variations to the policy free look provision.

ABOUT THE SEPARATE ACCOUNT

     The Separate Account is a segregated asset account that NYLIAC has established to receive and invest your Net Premiums. NYLIAC established the Separate Account on May 24, 1996, under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"), as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account and the performance of any other Separate Account of NYLIAC.

     The Separate Account currently consists of 96 Investment Divisions and 81 are available under a policy. You may invest in a total of 20 Allocation Alternatives at any one time. Premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds.

                                   OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

     Specifically we reserve the right to:

     - add or remove any Investment Division;

     - create new separate accounts;

     - combine the Separate Account with one or more other separate accounts;

     - operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

     - deregister the Separate Account under the 1940 Act;

     - manage the Separate Account under the direction of a committee or discharge such committee at any time;

     - transfer the assets of the Separate Account to one or more other separate accounts;

     - restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account; and

     - change the name of the Separate Account.

THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, as amended (the "1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Therefore, you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account.

INTEREST CREDITING

     Any amount in the Fixed Account is credited with interest using a fixed interest rate, which we will declare periodically in advance. This rate will never be less than 3% per year.

     Interest accrues daily and is credited on each Monthly Deduction Day. All Net Premiums applied to, and amounts transferred to, less amounts withdrawn, transferred from, or charged against the Fixed Account receive the rate in effect at that time.

HOW TO REACH US FOR POLICY SERVICES

     You may reach us at our Service Office address listed on the first page of this prospectus.

FUNDS AND ELIGIBLE PORTFOLIOS

     The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but still the investment performance may not be the same.

     WE OFFER NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ACHIEVE THEIR RESPECTIVE STATED OBJECTIVES.

     The Funds also make their shares available to certain other separate accounts funding variable annuity contracts offered by NYLIAC. This is called "mixed funding." Except for the MainStay VP Series Fund, Inc. all other Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called "shared funding." Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various policies participating in a certain Fund might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus. The Funds and Eligible Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the MainStay VP Series Fund, Inc. and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment adviser, or its distributor.

     We may receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services we provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets and/or from "Rule 12b-1" fees deducted from Fund assets. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory and 12b-1 fees. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and, in its role as an intermediary of the Funds.

     The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

     The Eligible Portfolios of each Fund, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios please read the Fund prospectuses found at the end of this prospectus. You should read a Fund's prospectus carefully before making any decision about allocating premium payments to an Investment Division corresponding to a particular Eligible Portfolio.



-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 MainStay VP Series Fund, Inc.:            New York Life Investment
                                        Management LLC ("New York Life
                                                 Investments")

  --MainStay VP Bond--Initial              New York Life Investments       - Seeks highest
     Class                                                                   income over the
                                                                             long term
                                                                             consistent with
                                                                             preservation of
                                                                             principal.
  --MainStay VP Capital                   Subadviser: Madison Square       - Seeks long-term
     Appreciation--Initial Class             Investors LLC ("MSI")           growth of capital.
                                                                             Dividend income, if
                                                                             any, is an
                                                                             incidental
                                                                             consideration.
  --MainStay VP Cash Management            Subadviser: New York Life       - Seeks as high a
                                                  Investments                level of current
                                                                             income as is
                                                                             considered
                                                                             consistent with the
                                                                             preservation of
                                                                             capital and
                                                                             liquidity.

  --MainStay VP Common                          Subadviser: MSI            - Seeks long-term
     Stock--Initial Class                                                    growth of capital,
                                                                             with income as a
                                                                             secondary
                                                                             consideration.
  --MainStay VP                         Subadviser: MacKay Shields, LLC    - Seeks capital
     Convertible--Initial Class                   ("MacKay")                 appreciation
                                                                             together with
                                                                             current income.

  --MainStay VP Floating                   New York Life Investments       - Seeks to provide
     Rate--Initial Class                                                     high current
                                                                             income.
  --MainStay VP                               Subadviser: MacKay           - Seeks a high level
     Government--Initial Class                                               of current income,
                                                                             consistent with
                                                                             safety of
                                                                             principal.
  --MainStay VP High Yield                    Subadviser: MacKay           - Seeks maximum
     Corporate Bond--Initial                                                 current income
     Class                                                                   through investment
                                                                             in a diversified
                                                                             portfolio of high
                                                                             yield, high risk
                                                                             debt securities.
                                                                             Capital
                                                                             appreciation is a
                                                                             secondary
                                                                             objective.
  --MainStay VP ICAP Select                Subadviser: Institutional       - Seeks superior
     Equity--Initial Class                   Capital LLC ("ICAP")            total return.
  --MainStay VP International                 Subadviser: MacKay           - Seeks to provide
     Equity--Initial Class                                                   long-term growth of
                                                                             capital
                                                                             commensurate with
                                                                             an acceptable level
                                                                             of risk by
                                                                             investing in a
                                                                             portfolio
                                                                             consisting
                                                                             primarily of non-
                                                                             U.S. equity
                                                                             securities. Current
                                                                             income is a
                                                                             secondary
                                                                             objective.
  --MainStay VP Mid Cap                         Subadviser: MSI            - Seeks long-term
     Core--Initial Class                                                     growth of capital.
  --MainStay VP Mid Cap                         Subadviser: MSI            - Seeks long-term
     Growth--Initial Class                                                   growth of capital.
  --MainStay VP Mid Cap                                                    - Seeks to realize
     Value--Initial Class                                                    maximum long-term
                                                                             total return from a
                                                                             combination of
                                                                             capital
                                                                             appreciation and
                                                                             income.
  --MainStay VP S&P 500                         Subadviser: MSI            - Seeks to provide
     Index--Initial Class                                                    investment results
                                                                             that correspond to
                                                                             the total return
                                                                             performance
                                                                             (reflecting
                                                                             reinvestment of
                                                                             dividends) of
                                                                             common stocks in
                                                                             the aggregate, as
                                                                             represented by the
                                                                             S&P 500(R) Index.
  --MainStay VP Small Cap                Subadviser: Epoch Investment      - Seeks long-term
     Growth--Initial Class                         Partners                  capital
                                                                             appreciation by
                                                                             investing in
                                                                             securities of
                                                                             small-cap
                                                                             companies.

-------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------
 AIM Variable Insurance Funds
  --AIM V.I. International                Invesco Aim Advisors, Inc.*      - The Fund's
     Growth Fund--Series I               Subadviser: Advisory entities       investment
     Shares                               affiliated with Invesco Aim        objective is to
                                                Advisors, Inc.               long-term growth of
                                                                             capital.
  --AIM V.I. Global Real Estate               Subadviser: Invesco          - The Fund's
     Fund--Series I Shares              International (N.A.), Inc. and       investment
                                         eight other advisory entities       objective is high
                                          affiliated with Invesco Aim        total return
                                                Advisors, Inc.               through growth of
                                                                             capital and current
                                                                             income.

-------------------------------------------------------------------------------------------------

 The Alger American Fund                  Fred Alger Management, Inc.
  --Alger American SMidCap                                                 - Seeks long-term
     Growth--Class O Shares                                                  capital
     (formerly Alger American                                                appreciation.
     Smallcap and Midcap Growth)

-------------------------------------------------------------------------------------------------

 AllianceBernstein(R) Variable              AllianceBernstein L.P.
 Products Series Fund, Inc.
  --AllianceBernstein VPS                                                  - Seeks long-term
     International Value                                                     growth of capital.
     Portfolio--Class A Shares
  --AllianceBernstein VPS                                                  - Seeks long-term
     Small/MidCap Value                                                      growth of capital.
     Portfolio--Class A Shares

-------------------------------------------------------------------------------------------------

 American Century Variable                     American Century
 Portfolios, Inc.                         Investment Management, Inc.

  --American Century VP                                                    - Seeks long-term
    Value--Class II                                                          capital growth.
                                                                             Income is a
                                                                             secondary
                                                                             objective.

-------------------------------------------------------------------------------------------------


 American Funds(R) Insurance                 Capital Research and
 Series                                       Management Company
                                                   ("CRMC")


  --American Funds Asset                                                   - High total return
     Allocation Fund--Class 2                                                (including income
                                                                             and capital gains)
                                                                             consistent with
                                                                             long-term
                                                                             preservation of
                                                                             capital by
                                                                             investing in a
                                                                             diversified
                                                                             portfolio of common
                                                                             stocks and other
                                                                             equity securities,
                                                                             bonds and other
                                                                             intermediate and
                                                                             long-term debt
                                                                             securities, and
                                                                             money market
                                                                             investments (debt
                                                                             securities maturing
                                                                             in one year or
                                                                             less).

  --American Funds Global Growth                                           - The Fund seeks
     Fund--Class 1                                                           growth of an
                                                                             investment over
                                                                             time by investing
                                                                             in stocks of
                                                                             companies located
                                                                             around the world.

  --American Funds Global                                                  - Long-term growth of
     Small Capitalization                                                    capital by
     Fund--Class 2                                                           investing primarily
                                                                             in stocks of
                                                                             smaller companies
                                                                             located around the
                                                                             world.

  --American Funds Global Growth                                           - The fund seeks
     Fund--Class I                                                           growth by investing
                                                                             primarily in common
                                                                             stocks of companies
                                                                             located around the
                                                                             world.

-------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 American Funds(R) Insurance Series
 (continued):



  --American Funds Growth                                                  - Long-term growth of
     Fund--Class 2                                                           capital by
                                                                             investing primarily
                                                                             in common stocks of
                                                                             companies that
                                                                             appear to offer
                                                                             superior
                                                                             opportunities for
                                                                             growth of capital.
                                                                             In seeking to
                                                                             pursue its
                                                                             investment
                                                                             objective, the Fund
                                                                             may invest in the
                                                                             securities of
                                                                             issuers
                                                                             representing a
                                                                             broad range of
                                                                             market
                                                                             capitalizations.

  --American Funds Growth-Income                                           - Growth of capital
     Fund--Class 2                                                           and income by
                                                                             investing primarily
                                                                             in common stocks of
                                                                             other securities
                                                                             that demonstrate
                                                                             the potential for
                                                                             appreciation and/or
                                                                             dividends.

  --American Funds International                                           - Long-term growth of
     Fund--Class 2                                                           capital by
                                                                             investing primarily
                                                                             in common stocks of
                                                                             companies located
                                                                             outside the United
                                                                             States.
-------------------------------------------------------------------------------------------------



 Davis Variable Account Fund, Inc.       Davis Selected Advisers, L.P.
                                               Subadviser: Davis
                                          Selected Advisers--NY, Inc.


  --Davis Value Portfolio                                                  - Seeks long-term
                                                                             growth of capital.
-------------------------------------------------------------------------------------------------



 Delaware VIP Trust                           Delaware Management
                                                    Company

  --Delaware VIP International                                             - Seeks long-term
     Value Equity Series--                                                   growth without
     Standard Class                                                          undue risk to
                                                                             principal.
-------------------------------------------------------------------------------------------------



 Dreyfus Investment Portfolios              The Dreyfus Corporation


  --Dreyfus IP Technology                                                  - Seeks capital
     Growth--Initial Shares                                                  appreciation.
-------------------------------------------------------------------------------------------------



 DWS Investments VIT Funds                    Deutsche Investment
                                           Management Americas Inc.
  --DWS Small Cap Index  VIP--Class       Subadviser: Northern Trust       - Seeks to replicate,
 A Shares                                      Investments, N.A.             as closely as
                                                                             possible, before
                                                                             the deduction of
                                                                             expenses, the
                                                                             performance of the
                                                                             Russell 2000 Index,
                                                                             which emphasizes
                                                                             stocks of small
                                                                             U.S. companies.
-------------------------------------------------------------------------------------------------



 DWS Variable Series I                  Deutsche Investment Management
                                                 Americas Inc.

  --DWS Global Opportunities                                               - Seeks above-average
     VIP--Class A Shares                                                     capital
                                                                             appreciation over
                                                                             the long term.
-------------------------------------------------------------------------------------------------



 DWS Variable Series II                       Deutsche Investment
                                           Management Americas Inc.
  --DWS Dreman Small Mid                   Subadviser: Dreman Value        - Seeks long-term
     Cap Value VIP--Class A                    Management L.L.C.             capital
     Shares                                                                  appreciation.
-------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 Fidelity Variable Insurance                 Fidelity Management &
 Products                                  Research Company ("FMR")

  --Fidelity(R) VIP                       Subadvisers: FMR Co., Inc.       - Seeks long-term
     Contrafund(R)--Initial Class                  ("FMRC"),                 capital
                                        Fidelity Research and Analysis       appreciation.
                                               Company ("FRAC"),
                                             Fidelity Management &
                                             Research (U.K.) Inc.
                                                 ("FMR U.K."),
                                             Fidelity Management &
                                             Research (Hong Kong)
                                             Limited ("FMR H.K.")

                                             Fidelity Management &
                                             Research (Japan) Inc.
                                                 ("FMR Japan")
                                                FIL Investment
                                              Advisors ("FIIA"),
                                                FIL Investment
                                            Advisors (U.K.) Limited
                                               ("FIIA (U.K.)L"),
                                          Fidelity Investments Japan
                                                Limited ("FIJ")

  --Fidelity(R) VIP Equity-                    Subadvisers: FMRC           - Seeks reasonable
     Income--Initial Class                           FRAC                    income. The fund
                                                   FMR U.K.                  will also consider
                                                     FIIA                    the potential for
                                                 FIIA (U.K.) L               capital
                                                      FIJ                    appreciation. The
                                                   FMR H.K.                  fund's goal is to
                                                   FMR Japan                 achieve a yield
                                                                             which exceeds the
                                                                             composite yield on
                                                                             the securities
                                                                             comprising the
                                                                             Standard &
                                                                             Poor's(SM) Index
                                                                             (S&P 500(R)).

  --Fidelity(R) VIP                            Subadvisers: FMRC           - Seeks to achieve
     Growth--Initial Class                           FRAC                    capital
                                                   FMR U.K.                  appreciation.
                                                     FIIA
                                                 FIIA (U.K.) L
                                                      FIJ
                                                   FMR H.K.
                                                   FMR Japan

  --Fidelity(R) VIP Index                 Subadvisers: Geode Capital       - Seeks investment
     500--Initial Class                           Management                 results that
                                                     FMRC                    correspond to the
                                                                             total return of
                                                                             common stocks
                                                                             publicly traded in
                                                                             the United States,
                                                                             as represented by
                                                                             the S&P 500(R).

  --Fidelity(R) VIP Investment               Subadvisers: Fidelity         - Seeks as high a
     Grade Bond--Initial Class                 Investments Money             level of current
                                            Management, Inc. (FIMM)          income as is
                                                FRAC, FMR U.K.               consistent with the
                                                   FMR H.K.                  preservation of
                                                   FMR Japan                 capital.
                                                     FIIA
                                                 FIIA (U.K.) L

-------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 Fidelity Variable Insurance
 Products Fund (continued):



  --Fidelity(R) VIP Mid-Cap--                  Subadvisers: FMRC           - Seeks long-term
     Initial Class                                   FRAC                    growth of capital.
                                                   FMR U.K.
                                                     FIIA
                                                 FIIA (U.K.) L
                                                      FIJ
                                                   FMR H.K.
                                                   FMR Japan

  --Fidelity(R) VIP Money                      Subadvisers: FRAC           - Seeks as high a
     Market--Initial Class                           FIMM                    level of current
                                                     FIIA                    income as is
                                                 FIIA (U.K.) L               consistent with
                                                   FMR U.K.                  preservation of
                                                   FMR H.K.                  capital and
                                                   FMR Japan                 liquidity.

  --Fidelity(R) VIP                            Subadvisers: FMRC           - Seeks long-term
     Overseas--Initial Class                         FRAC                    growth of capital.
                                                   FMR U.K.
                                                     FIIA
                                                 FIIA (U.K.) L
                                                      FIJ
                                                   FMR H.K.
                                                   FMR Japan

  --Fidelity(R) VIP Value                      Subadvisers: FMRC           - Seeks capital
     Leaders--Initial Class                          FRAC                    appreciation.
                                                   FMR U.K.
                                                     FIIA
                                                 FIIA (U.K.) L
                                                      FIJ
                                                   FMR H.K.
                                                   FMR Japan

  --Fidelity(R) VIP Value                      Subadvisers: FMRC           - Seeks capital
     Strategies--Service Class 2                     FRAC                    appreciation.
                                                   FMR U.K.
                                                     FIIA
                                                 FIIA (U.K.) L
                                                      FIJ
                                                   FMR H.K.
                                                   FMR Japan
-------------------------------------------------------------------------------------------------



 Fidelity(R) Variable Insurance            Strategic Advisers, Inc.
 Products Freedom Funds

  --Fidelity(R) VIP Freedom 2010                                           - Seeks a high total
     --Initial Class                                                         return with a
                                                                             secondary objective
                                                                             of principal
                                                                             preservation as the
                                                                             fund approaches its
                                                                             target date and
                                                                             beyond.

  --Fidelity(R) VIP Freedom 2020                                           - Seeks a high total
     --Initial Class                                                         return with a
                                                                             secondary objective
                                                                             of principal
                                                                             preservation as the
                                                                             fund approaches its
                                                                             target date and
                                                                             beyond.
-------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 Fidelity(R) Variable Insurance
 Products Freedom Funds
 (continued):



  --Fidelity(R) VIP Freedom 2030                                           - Seeks a high total
     --Initial Class                                                         return with a
                                                                             secondary objective
                                                                             of principal
                                                                             preservation as the
                                                                             fund approaches its
                                                                             target date and
                                                                             beyond.

  --Fidelity(R) VIP Freedom 2040                                           - Seeks a high total
     --Initial Class                                                         return with a
                                                                             secondary objective
                                                                             of principal
                                                                             preservation as the
                                                                             fund approaches its
                                                                             target date and
                                                                             beyond.
-------------------------------------------------------------------------------------------------



 Janus Aspen Series                              Janus Capital
                                                Management, LLC


  --Janus Aspen Balanced                                                   - Seeks long-term
     Portfolio--Institutional                                                capital growth,
     Shares                                                                  consistent with
                                                                             preservation of
                                                                             capital and
                                                                             balanced by current
                                                                             income.

  --Janus Aspen Enterprise                                                 - Seeks long-term
     Portfolio--Institutional                                                growth of capital.
     Shares (formerly Janus Aspen
     Series Mid-Cap Growth--
     Institutional Shares)

  --Janus Aspen Forty                                                      - Seeks long-term
     Portfolio--Institutional                                                growth of capital.
     Shares

  --Janus Aspen Worldwide                                                  - Seeks long-term
     Portfolio--Institutional                                                growth of capital
     Shares (formerly Janus Aspen                                            in a manner
     Series Worldwide Growth--                                               consistent with the
     Institutional Shares)                                                   preservation of
                                                                             capital.
-------------------------------------------------------------------------------------------------



 Lazard Retirement Series                        Lazard Asset
                                                Management LLC

  --Lazard Retirement                                                      - Seeks long term
     International Equity                                                    capital
     Portfolio--Service Shares                                               appreciation.
-------------------------------------------------------------------------------------------------



 Lincoln Variable Insurance               Lincoln Investment Advisors      - Seeks capital
 Products Trust                                   Corporation                appreciation
                                           Subadvisor -- BAMCO, Inc.         through long-term
  --LVIP Baron Growth                                                        investments in
     Opportunities Fund--                                                    securities of small
     Service Class                                                           and medium sized
                                                                             companies with
                                                                             undervalued assets
                                                                             or favorable growth
                                                                             prospects.
-------------------------------------------------------------------------------------------------



 Lord Abbett Series Fund, Inc.              Lord, Abbett & Co. LLC
                                                ("Lord Abbett")

  --Lord Abbett Mid-Cap Value                                              - Seeks capital
     Portfolio                                                               appreciation
                                                                             through
                                                                             investments,
                                                                             primarily in equity
                                                                             securities, which
                                                                             are believed to be
                                                                             undervalued in the
                                                                             marketplace.
-------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 MFS(R) Variable Insurance Trust            Massachusetts Financial
                                               Services Company
                                                    ("MFS")

  --MFS(R) Utilities                                                       - Seeks total return.
     Series--Initial Class

  --MFS(R) Value Series--Initial                                           - Seeks capital
     Class                                                                   appreciation.


-------------------------------------------------------------------------------------------------

 MFS Variable Insurance Trust II            Massachusetts Financial
                                               Services Company
                                                    ("MFS")

  --MFS Global Total                                                       - Seeks total return.
     Return--Initial Class

-------------------------------------------------------------------------------------------------


 The Universal Institutional Funds,               Van Kampen
 Inc.

  --Morgan Stanley UIF Emerging                                            - Seeks high total
     Markets Debt Portfolio--Class                                           return by investing
     I                                                                       primarily in fixed
                                                                             income securities
                                                                             of government and
                                                                             government-related
                                                                             issuers and, to a
                                                                             lesser extent, of
                                                                             corporate issuers
                                                                             in emerging market
                                                                             countries.

  --Morgan Stanley UIF Emerging                                            - Seeks long-term
     Markets Equity                                                          capital
     Portfolio--Class I                                                      appreciation by
                                                                             investing primarily
                                                                             in growth-oriented
                                                                             equity securities
                                                                             of issuers in
                                                                             emerging market
                                                                             countries.

  --Morgan Stanley UIF U.S. Mid                                            - Seeks above average
     Cap Value Portfolio--Class I                                            total return over a
                                                                             market cycle of
                                                                             three to five years
                                                                             by investing in
                                                                             common stocks and
                                                                             other equity
                                                                             securities.

  --Morgan Stanley UIF U.S. Real                                           - Seeks above average
     Estate Portfolio--Class I                                               current income and
                                                                             long-term capital
                                                                             appreciation by
                                                                             investing primarily
                                                                             in equity
                                                                             securities of
                                                                             companies in the
                                                                             U.S. real estate
                                                                             industry, including
                                                                             real estate
                                                                             investment trusts
                                                                             ("REITs").

-------------------------------------------------------------------------------------------------


 Neuberger Berman Advisers                     Neuberger Berman
 Management Trust                               Management LLC
                                         Subadviser: Neuberger Berman,
  --Neuberger Berman AMT                              LLC                   Seeks growth of
     Partners Portfolio--Class I                                            capital. To pursue
                                                                            this goal, the Fund
                                                                            invests mainly in
                                                                            common stocks of
                                                                            mid-to-large
                                                                            capitalization
                                                                            companies.

-------------------------------------------------------------------------------------------------


 Oppenheimer Variable                       Oppenheimer Funds, Inc.
 Account Funds

  --Oppenheimer Capital                                                    - Seeks capital
    Appreciation                                                             appreciation by
    Fund/VA--Non-Service Shares                                              investing in
                                                                             securities of well-
                                                                             known, established
                                                                             companies.

-------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 PIMCO Variable Insurance Trust               Pacific Investment
                                            Management Company LLC
                                                   ("PIMCO")

  --PIMCO Global Bond Portfolio                                            - Seeks maximum total
     (Unhedged)--Administrative                                              return, consistent
     Class Shares                                                            with preservation
                                                                             of capital and
                                                                             prudent investment
                                                                             management.

  --PIMCO High Yield                                                       - Seeks maximum total
     Portfolio--Administrative                                               return, consistent
     Class Shares                                                            with preservation
                                                                             of capital and
                                                                             prudent investment
                                                                             management.

 --PIMCO Long-Term
     U.S. Government Portfolio--                                           - Seeks maximum total
     Administrative Class Shares                                             return, consistent
                                                                             with preservation
                                                                             of capital and
                                                                             prudent investment
                                                                             management.

-------------------------------------------------------------------------------------------------


  --PIMCO Low Duration                                                     - Seeks maximum total
     Portfolio--Administrative                                               return, consistent
     Class Shares                                                            with preservation
                                                                             of capital and
                                                                             prudent investment
                                                                             management.

  --PIMCO Real Return                                                      - Seeks maximum real
     Portfolio--Administrative                                               return, consistent
     Class Shares                                                            with preservation
                                                                             of real capital and
                                                                             prudent investment
                                                                             management.

  --PIMCO Total Return                                                     - Seeks maximum total
     Portfolio--Administrative                                               return, consistent
     Class Shares                                                            with preservation
                                                                             of capital and
                                                                             prudent investment
                                                                             management.

-------------------------------------------------------------------------------------------------


 Royce Capital Fund                         Royce & Associates, LLC


  --Royce Micro-Cap                                                        - Seeks long term
     Portfolio--Investment Class                                             growth of capital.

  --Royce Small-Cap                                                        - Seeks long-term
     Portfolio--Investment Class                                             growth of capital.
                                                                             Any production of
                                                                             income is
                                                                             incidental to the
                                                                             Fund's investment
                                                                             goal.

-------------------------------------------------------------------------------------------------


 T. Rowe Price Equity                   T. Rowe Price Associates, Inc.
 Series, Inc.


  --T. Rowe Price Blue Chip Growth                                         - Seeks to provide
     Portfolio                                                               long-term capital
                                                                             growth. Income is a
                                                                             secondary
                                                                             objective.

  --T. Rowe Price Equity Income                                            - Seeks to provide
     Portfolio                                                               substantial
                                                                             dividend income as
                                                                             well as long-term
                                                                             growth of capital
                                                                             through investments
                                                                             in the common
                                                                             stocks of
                                                                             established
                                                                             companies.

  --T. Rowe Price Equity Index 500                                         - Seeks to match the
     Portfolio                                                               performance of the
                                                                             Standard & Poor's
                                                                             500 Stock Index(R).

  --T. Rowe Price New America                                              - Seeks to provide
     Growth Portfolio                                                        long-term capital
                                                                             growth by investing
                                                                             primarily in the
                                                                             common stocks of
                                                                             growth companies.

-------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------
                FUND                          INVESTMENT ADVISER            INVESTMENT OBJECTIVE


-------------------------------------------------------------------------------------------------

 T. Rowe Price Equity
 Series, Inc. (continued):



  --T. Rowe Price Personal                                                 - Seeks the highest
     Strategy Balanced Portfolio                                             total return over
                                                                             time consistent
                                                                             with an emphasis on
                                                                             both capital
                                                                             appreciation and
                                                                             income.
-------------------------------------------------------------------------------------------------



 T. Rowe Price International           T. Rowe Price International, Inc.
 Series, Inc.


  --T. Rowe Price International                                            - Seeks long-term
     Stock Portfolio                                                         growth of capital
                                                                             through investments
                                                                             primarily in the
                                                                             common stocks of
                                                                             established, non-
                                                                             U.S. companies.
-------------------------------------------------------------------------------------------------



 T. Rowe Price Fixed Income Series,              T. Rowe Price
 Inc.

  --T. Rowe Price Limited-Term                                             - Seeks a high level
     Bond Portfolio                                                          of income
                                                                             consistent with
                                                                             moderate
                                                                             fluctuations in
                                                                             principal value.
-------------------------------------------------------------------------------------------------



 Van Eck Worldwide                            Van Eck Associates
 Insurance Trust:                                 Corporation

  --Van Eck Worldwide                  Subadvisers: Explorer Alternative   - Seeks consistent
         Multi-Manager Alternatives            Management, LLC;              absolute (positive)
         Fund (formerly, Van Eck           Analytic Investors, LLC;          returns in various
         Worldwide Absolute Return      Clutterbuck Capital Management       market cycles.
         Fund--Initial Class                         LLC;
         Shares)                          Columbus Circle Investors;
                                           Dix Hills Partners, LLC;
                                         Lazard Asset Management LLC;
                                         Martingale Asset Management,
                                                     L.P.;
                                       PanAgora Asset Management, Inc.;
                                         Tetra Capital Management, LLC


  --Van Eck Worldwide Bond Fund                                            - Seeks high total
                                                                             return-income plus
                                                                             capital
                                                                             appreciation--by
                                                                             investing globally,
                                                                             primarily in a
                                                                             variety of debt
                                                                             securities.

  --Van Eck Worldwide Hard Assets                                          - Seeks long-term
     Fund                                                                    capital
                                                                             appreciation by
                                                                             investing primarily
                                                                             in "hard assets"
                                                                             securities. Income
                                                                             is a secondary
                                                                             objective.
-------------------------------------------------------------------------------------------------




* "It is anticipated that, on or about the end of the fourth quarter of 2009, Invesco Aim, Invesco Global and Invesco Institutional will be combined into a single entity, called Invesco Advisers, Inc. The combined entity will serve as the fund's investment adviser. Invesco Advisers, Inc. will provide substantially the same services as the three existing separate entities. More information about this combination will be posted on http://www.invescoaim.com on or about the closing date of the transaction."

     You are responsible for choosing the Investment Divisions, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions about investment allocations should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     The Investment Divisions invest in the Corresponding Eligible Portfolios. You can allocate Net Premium payments or transfer Cash Value to a maximum of 20 Allocation Alternatives.

     When you make investment selections, we encourage you to thoroughly investigate all of the information about the Eligible Portfolios that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the Fund's website or newspapers and financial and other magazine provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Eligible Portfolios for your initial premium, you should monitor and periodically reevaluate your allocations to see if they are still appropriate.

     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios.

INVESTMENT RETURN

     The investment return of a policy is based on:

     - the Accumulation Units held in each Investment Division for that policy;

     - the investment experience of each Investment Division as measured by its actual net rate of return;

     - the interest rate credited on amounts held in the Fixed Account; and

     - the interest rate credited on amounts held in the Loan Account, if any.

     The investment experience of an Investment Division reflects increases or decreases in the net asset value of the shares of the underlying Fund, and any dividend or capital gains distributions declared by the Funds. These investment returns do not reflect any other policy charges, and, if they did, the returns shown would be reduced.

     Funds may lose value; are not bank guaranteed; are not a deposit; are not FDIC/NCUA insured; and are not insured by any government agency.

PERFORMANCE CALCULATIONS

     From time to time, we may advertise the performance of the Investment Divisions. These performance figures do not include contract charges such as the policy service fee, sales expense charge, tax charges, cost of insurance charge, per thousand Face Amount charge, or rider charges.

     Performance data for the Investment Divisions may be compared, in advertisements, sales literature, and reports to shareholders, to: (i) the investment returns on various mutual funds, stocks, bonds, certificates of deposit, tax free bonds, or common stock and bond indexes; and (ii) other groups of variable life insurance separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria.

     Reports and promotional literature may also contain the ratings New York Life and NYLIAC have received from independent rating agencies. New York Life and NYLIAC are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies; A.M. Best and Moody's (for financial stability and strength) and Standard and Poor's and Duff & Phelps (for claims paying ability). However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

     We may also advertise a hypothetical illustration of policy values, including all contract charges.

VOTING

     We will vote the shares that the Investment Divisions of the Separate Account hold in the Portfolio Companies at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports, and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive voting instructions in a timely manner. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.





                       CHARGES ASSOCIATED WITH THE POLICY

     As with all life insurance policies, certain charges apply when you purchase an CorpExec Accumulator VUL policy. The following is a summary explanation of these charges.

                        DEDUCTIONS FROM PREMIUM PAYMENTS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge, a state premium tax charge, and a federal premium tax charge.

SALES EXPENSE CHARGE

     We reserve the right to increase this charge in the future, but it will never exceed the maximums stated. The amount of the Sales Expense Charge in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that the Sales Expense Charge does not cover sales expenses, they will be recovered from NYLIAC surplus, including any amounts derived from the Mortality and Expense Risk charge and the cost of insurance charge.

     Current Sales Expense Charges if no Supplementary Term Rider is Elected--

     (1) Policy Year One: We deduct 16.25% from any premiums paid up to the Target Premium. We deduct 0.75% from any additional premiums paid in that Policy Year.

     (2) Policy Years Two through Four: We expect to deduct 9.75% from any premiums paid up to the Target Premium for those Policy Years. We expect to deduct 4% from any additional premiums paid in those Policy Years.

     (3) Policy Years Five through Seven: We expect to deduct 1.75% from any premiums paid up to the Target Premium for those Policy Years. We expect to deduct 1.75% from any additional premiums paid those Policy Years.

     (4) Policy Year Eight and Thereafter, We do not currently expect to deduct a sales expense charge from any premiums paid during those years.

     Current Charges if the Supplementary Term Rider is Elected--The Sales Expense Charge for any premiums paid up to the Target Premium after adding the Supplementary Term Rider equals the current Sales Expense Charge for the policy shown above, multiplied by the ratio of the Face Amount divided by the Target Face Amount.

     The Target Premium, as shown on the Policy Data Page, is determined from the Face Amount of the policy. The Target Face Amount is equal to the Face Amount of the policy plus the Term Face Amount. Any change to the policy which results in a change to the Face Amount, will change the Target Premium and the Target Face Amount.

     Guaranteed maximum Sales Expense Charge--We may change the Sales Expense Charge at any time.

          (1) Policy Year One: We guarantee that any Sales Expense Charge will never exceed 19.25% from any premiums paid up to the Target Premium. We guarantee that any Sales Expense Charge on premiums paid in excess of the Target Premium will never exceed 7%

          (2) Policy Years Two through Four: We guarantee that any Sales Expense Charge will never exceed 12.75% from any premiums paid up to the Target Premium. We guarantee that any Sales Expense Charge on premiums paid in excess of the Target Premium will never exceed 7% in those Policy Years.

          (3) Policy Years Five through Seven: We guarantee that any Sales Expense Charge will never exceed 4.75% from any premiums paid in those years.

          (4) Policy Year Eight and subsequent: We guarantee that any Sales Expense Charge will never exceed 3% from any premiums paid in those years.

STATE PREMIUM TAX CHARGE

     Various states and jurisdictions impose a tax on premium payments received by insurance companies. State tax rates vary from state to state and currently range from zero to 3.50% (and sometimes higher in certain jurisdictions).

     We may increase this charge to reflect changes in applicable law. In Oregon, this charge is referred to as a "State Premium Tax Charge Back", and the rate may not be changed for the life of the policy. The amount we deduct for the state premium tax charge may not reflect the actual premium tax charge in your state. Two percent (2%) represents the approximate average of taxes assessed by the jurisdictions.

     During the first 7 Policy Years, we currently deduct 2.00% of each premium payment you make. We will not impose a state premium tax charge greater than 2%, unless there is a change in applicable law.

     Beginning in the eighth Policy Year, we currently expect to deduct 1.50% of each premium payment you make as a state premium tax charge.

FEDERAL PREMIUM TAX CHARGE

     NYLIAC's federal tax obligations will increase based upon premium payments received under the policies. We may increase this charge to reflect changes in applicable law. We will not impose a federal premium tax charge greater than 1.25%, unless there is a change in applicable law.

     During Policy Years one through seven, we currently deduct 1.25% of each premium payment you make. Beginning in the eighth Policy Year, we expect to deduct 1.00% of each premium payment you make.

DEDUCTIONS FROM ACCUMULATION VALUE AND FIXED ACCOUNT VALUE

     On each Monthly Deduction Day, we deduct a monthly contract charge, a cost of insurance charge (which will include a charge for the cost of any additional riders you select) and a per thousand Face Amount charge. The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day. We deduct these charges from the policy's Cash Value in each Investment Division and the Fixed Account in accordance with the expense charge allocation you made in the policy application. If no expense charge allocation is in effect, monthly deductions will be made pro rata from each of the Investment Divisions and the Fixed Account.

MONTHLY CONTRACT CHARGE

     The monthly contract charge compensates us for the costs of providing certain administrative services including premium collection, record-keeping, processing claims, and communicating with policyowners. This charge is not designed to produce a profit.

     The monthly charge is currently equal to $0.00 in Policy Year 1 and $10.00 thereafter ($120 per year).

     If the cost of providing these administrative services increases, we reserve the right to increase this charge, up to a maximum of $15.00 ($180.00 per year).

CHARGE FOR COST OF INSURANCE

     A charge for the cost of insurance is deducted on each Monthly Deduction Day for the cost of providing a Life Insurance Benefit to you. The Life Insurance Benefit varies based on the performance of the Investment Divisions selected, interest credits to the Fixed Account, outstanding loans (including loan interest), charges, and premium payments. The current rates are based on the gender, smoker class, policy duration, underwriting class and, issue age of the Insured. For policies sold on a guaranteed issue basis, the current rates are also based on other underwriting parameters, including the number of employees at your employer who are eligible to purchase a policy, the percentage of those eligible employees who purchased a policy, and the amount, if any, that your employer contributes to your premium payments. The maximum cost of insurance rates are set forth on your Policy Data Page. We may change the current cost of insurance rates based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. The cost of insurance charge for any month will equal:

                                 a times (b - c)

     Where:    a = the applicable cost of insurance rate per $1,000 of insurance
             b = the number of thousands of death benefit as of the Monthly
                 Deduction Day divided by 1.0032737, and for
             c = the number of thousands of Alternative Cash Surrender Value as of the Monthly Deduction Day (before this cost of insurance charge, but after the Mortality and Expense Risk charge, the monthly contract charge, and any charges for riders are deducted).

     The cost of insurance charge could be as little as zero.

     For Insureds rated sub-standard risks, an additional charge may be assessed as part of the cost of insurance charge. Any additional flat extra charges (which might apply to certain Insureds based on our underwriting) and charges for optional benefits added by rider will also be deducted on each Monthly Deduction Day.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE

     We currently deduct a monthly per thousand Face Amount charge that varies based on risk class, gender, policy duration, underwriting class, Face Amount of the policy, and, if the Supplementary Term Rider is elected, the Term Face Amount. For policies sold on a guaranteed issue basis, the current rates are also based on other underwriting parameters, including the number of employees at your employer who are eligible to purchase a policy, the percentage of those eligible employees who purchased a policy, and the amount, if any, that your employer contributes to your premium payments. We guarantee that the per thousand Face Amount charge will never exceed $1.20 per thousand ($14.40 per year) of Face Amount.

     We will no longer deduct the per thousand Face Amount charge after the insured reaches age 95.

RIDER CHARGES

     Each month, We include the monthly cost of insurance for any optional riders you have chosen in the cost of insurance charge. (For more information about specific riders' charges, see "Table of Fees and Expenses.")

LOAN CHARGES

     We currently charge an effective annual loan interest rate of 4.00% payable in arrears. When you request a loan, a transfer of funds will be made from the Investment Divisions and the Fixed Account to the Loan Account equal to: (1) the requested loan amount; plus (2) any Policy Debt; minus (3) the amount in the Loan Account.

     When you take a loan against your policy, the loaned amount that we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. For the First 10 Policy Years, the rate we currently credit on loaned amounts is 0.50% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently credit on loaned amounts is equal to the rate we charge for loan interest. The amount in the Loan Account will be credited with interest at a rate that will never be less than the greater of (1) 3.00%, and (2) the effective annual loan interest rate less 2.00%.

These rates are not guaranteed and we can change them at any time, subject to the above-mentioned minimums. (See "Loans" for more information.)

MORTALITY AND EXPENSE RISK CHARGE

     Current--The Mortality and Expense Risk charge will vary depending on how long you have owned your policy and its Cash Value. We currently expect to deduct a Mortality and Expense Risk charge equal to the following annual rates:

          1) Policy Years One through Ten. 0.45% of the first $25,000 of separate account value; 0.37% of separate account value between $25,000 and $250,000; and 0.30% of separate account value in excess of $250,000.

          2) Policy Year 11 and thereafter. 0.40% of the first $25,000 of separate account value; 0.32% of separate account value between $25,000 and $250,000; and 0.25% of separate account value in excess of $250,000.

     The Mortality and Expense Risk Charge is deducted in equal monthly installments on each Monthly Deduction Day.

     Guaranteed Maximum--We guarantee that the mortality and expense risk charge will never exceed an annual rate of 0.90%, of the average daily net asset value of each Investment Division's assets.

     The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering policies may be more than what we estimated.

     If current charges are insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies, to the extent that they are not adequately covered by the sales expense charge.

CHARGES FOR FEDERAL INCOME TAXES

     We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future, if the law should change to require taxation of separate accounts.

ALLOCATING EXPENSE CHARGE DEDUCTIONS

     You can choose the source from which NYLIAC deducts certain policy expenses, including the cost of insurance charge, any rider charges, the monthly contract charge, and the Mortality and Expense Risk charge. When you complete the policy application, you may instruct NYLIAC to have expenses deducted from any of the up to 20 Allocation Alternatives you have chosen, or a combination of those Allocation Alternatives. You can change these instructions at any time.

     If the accumulations in the Allocation Alternatives you have chosen for deduction under your policy are insufficient to pay these charges, we will deduct the charges proportionately from each of the other Investment Divisions in your policy and the Fixed Account. If you haven't given us instructions on how you would like us to allocate these expense charge deductions, we will deduct these charges proportionately from each of the Investment Divisions under your policy and the Fixed Account.

                                  FUND CHARGES

     Each Investment Division purchases shares of the corresponding Portfolio at the shares' net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of a Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See "Annual Fund Operating Expenses" for more information.)

                               TRANSACTION CHARGES

PARTIAL WITHDRAWAL CHARGE--When you make a partial withdrawal, we reserve the right to deduct a fee, not to exceed $25, for processing the partial withdrawal.

TRANSFER CHARGE--We currently do not charge for transfers made between Investment Divisions. However, we reserve the right to charge $30 per transfer for any transfer in excess of 12 in a Policy Year.

                              HOW THE POLICY WORKS

     This example is based on the charges applicable to a policy during the First Policy Year, issued to a non-smoking insured male, issue age 55, who is part of a group with employer contributions and 100% employee participation with an initial Face Amount of $200,000 with a Target Premium of $13,126 who has selected Life Insurance Benefit Option 1 and the Guideline Premium Test, assuming current charges and a 6.00% hypothetical gross annual investment return, which results in a net annual effective investment return of 5.13% for all years:

Premium Paid.....................................................   $6,000
less:     Below Target Premium Sales Expense Charge..............      975
          Above Target Premium Sales Expense Charge..............        0
          State Tax Charge (2%)..................................      120
          Federal Tax Charge (1.25%).............................       75
                                                                    ------
equals:   Net Premium............................................   $4,830
less:     Mortality and Expense Risk charge
          (varies monthly).......................................       21
less:     Charges for Cost of Insurance
          (varies monthly).......................................      344
          Monthly contract charge
          ($10.00 per month in Policy Years 2 and following).....        0
          Per Thousand Face Amount Charge........................       19
                                                                    ------
plus:     Net investment performance
          (varies daily).........................................      237
                                                                    ------
equals:   Cash Value.............................................   $4,683
plus:     Deferred Premium Load Account..........................    1,034
                                                                    ------
equals:   Alternative Cash Surrender Value
          (as of end of First Policy Year).......................   $5,717


     There is no guarantee that the current charges illustrated above will continue. Depending on the timing and degree of fluctuation in actual investment returns, the actual policy values could be substantially more or less than those shown. A lower value, under certain circumstances, could result in the lapse of the policy unless the policyowner pays more than the stated premium.

                            DESCRIPTION OF THE POLICY

                                   THE PARTIES

     There are three important parties to the policy: the POLICYOWNER (or contractowner), the INSURED and the BENEFICIARY (or payee). One individual can have one or more of these roles. Each party plays an important role in a policy.

POLICYOWNER: This person or entity can purchase and surrender a policy, and can make changes to it, such as:

     - increase/decrease the Face Amount

     - choose a different Life Insurance Benefit (except that a change cannot be made to Option 3)

     - delete riders

     - change beneficiary

     - change underlying investment options

     - take a loan against or take a partial withdrawal from the value of the policy

     The current policyowner has the right to transfer ownership to another party/entity. The person having the right to transfer the ownership of the policy must do so by providing us with the required information in writing in a form acceptable to us, delivered to the Service Office listed on the first page of this prospectus.

PRIMARY INSURED: This individual's personal information determines the cost of the life insurance coverage. The policyowner also may be the Primary Insured.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the proceeds from the policy. The policyowner may name his or her estate as the beneficiary.

     Who is named as Owner and Beneficiary may affect whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See "Federal Income Tax Considerations: Life Insurance Status of Policy" and for more information.

                                   THE POLICY

     The policy provides life insurance protection on the named Insured, and pays Policy Proceeds when that Insured dies while the policy is in effect. The policy offers: (1) flexible premium payments where you decide the timing and amount of the payment; (2) a choice of three Life Insurance Benefit options; (3) access to the policy's Cash Value through loans and partial withdrawal privileges (within limits); (4) the ability to increase or decrease the policy's Face Amount of insurance (within limits); (5) additional benefits through the use of optional riders; and (6) a selection of a premium allocation option, including 81 Investment Divisions and a Fixed Account with a guaranteed minimum interest rate.

     We will pay the designated beneficiary the Policy Proceeds, less any Policy Debt and unpaid charges, if the policy is still in effect when the Insured dies. Your policy will stay in effect as long as the Cash Surrender Value of your policy is sufficient to pay your policy's monthly deductions and interest accrued on Policy Debt.

HOW THE POLICY IS AVAILABLE

     The policy is available only as a non-qualified policy. This means that the policy is not available for use in connection with certain employee retirement plans that qualify for special treatment under the federal tax law. The minimum Face Amount of a policy is $100,000. The policyowner may increase the Face Amount, subject to our underwriting rules in effect at the time of the request. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any policy (or increasing its Face Amount), the policyowner must give Us satisfactory evidence of insurability.

     We may issue the policy based on underwriting rules and procedures, which are based on NYLIAC's eligibility standards. These may include guaranteed issue underwriting. If our procedures under certain arrangements permit less than full medical underwriting, Insureds in good health may be able to obtain coverage more economically under a policy that requires full medical underwriting.

     We may issue the policy in certain states on a unisex basis. For policies issued on a unisex basis, the policyowner should disregard any reference in this prospectus that makes a distinction based on the gender of the Insured.

POLICY PREMIUMS

     Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may be required to make additional premium payments to keep your policy from lapsing. (See "Premiums" for more information.)

CASH VALUE

     After the free look period, or after we receive your policy delivery receipt, whichever is later, the Cash Value of the policy is the sum of the Accumulation Value in the Separate Account, the value in the Fixed Account and the value in the Loan Account. A number of factors affect your policy's Cash Value, including, but not limited to:

     - the amount and frequency of premium payments;

     - the investment experience of the Investment Divisions you choose;

     - the interest credited on the amount in the Fixed Account;

     - the amount of any partial withdrawals you make (including any charges you incur as a result of a withdrawal); and

     - the amount of charges we deduct.

CASH SURRENDER VALUE

     The Cash Surrender Value equals the Cash Value less policy debt.

ALTERNATIVE CASH SURRENDER VALUE

     The Alternative Cash Surrender Value is equal to the Cash Value of the policy, plus the value of the Deferred Premium Load Account.

INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

     The balance of your premium payment after we deduct the premium charges is called your Net Premium. We allocate your Net Premium among your selected Investment Divisions available under the policy (See "Funds and Eligible Portfolios" for our list of available Investment Divisions) and the Fixed Account, based on your instructions. You can allocate your Net Premium among up to any 20 of the 82 Allocation Alternatives.

AMOUNT IN THE SEPARATE ACCOUNT

     We use the amount allocated to an Investment Division to purchase Accumulation Units within that Investment Division. We redeem Accumulation Units from an Investment Division when amounts are loaned, withdrawn, transferred, surrendered, or deducted for charges or loan interest. We calculate the number of Accumulation Units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's Accumulation Unit value. On any given day, the amount you have in the Separate Account is the value of the Accumulation Units you have in all of the Investment Divisions. The value of the Accumulation Units you have in a given Investment Division equals the current Accumulation Unit value for the Investment Division multiplied by the number of Accumulation Units you hold in that Investment Division.

     We determine Accumulation Unit values for the Investment Divisions as of the end of each Valuation Day. A "Valuation Day" is any day the New York Stock Exchange is open for regular trading.

DETERMINING THE VALUE OF AN ACCUMULATION UNIT

     We calculate the value of an Accumulation Unit at the end of each Business Day. We determine the value of an Accumulation Unit by multiplying the value of that unit on the prior Business Day by the net investment factor.

     The net investment factor we use to calculate the value of an Accumulation Unit is equal to:

                                      (a/b)

          Where: a = the sum of:

                    (1) the net asset value of a Portfolio share held in the
                        Separate Account for that Investment Division determined at the end of the current day on which We calculate the Accumulation Unit value, plus

                    (2) the per share amount of any dividends paid or capital
                        gain distributions made by the Portfolio for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs since the end of the immediately preceding day on which We calculate an Accumulation Unit value for that Investment Division.

                 b = the net asset value of a Portfolio share held in the
                     Separate Account for that Investment Division determined as of the end of the immediately preceding day on which We calculated an Accumulation Unit value for that Investment Division.

AMOUNT IN THE FIXED ACCOUNT

     You can choose to allocate all or part of your Net Premium payments to the Fixed Account. The amount you have in the Fixed Account equals:

          (1) the sum of the Net Premium Payments you have allocated to the Fixed Account;

     plus (2) any transfers you have made from the Separate Account to the Fixed
              Account;

     plus (3) any interest credited to the Fixed Account;

     less (4) any amounts you have withdrawn from the Fixed Account;

     less (5) any charges We have deducted from the Fixed Account;

     less (6) any transfers you have made from the Fixed Account to the Separate
              Account.

TRANSFERS AMONG INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

     You may transfer all or part of the Cash Value among Investment Divisions or from an Investment Division to the Fixed Account. Transfers may also be made from the Fixed Account to the Investment Divisions in certain situations. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the value in the Fixed Account would be less than $500, we have the right to include that amount as part of the transfer.

     The minimum amount that can be transferred from one Investment Division to another Investment Division or to the Fixed Account, is the lesser of (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is being made, unless we agree otherwise. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the value in the Fixed Account would be less than $500, we have the right to include that amount in the transfer. There is no charge for the first twelve transfers in any one Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year. This charge will be applied on a pro-rata basis to the Allocation Alternatives to which the transfer is being made.

     The policyowner may make transfer from the Fixed Account to the Investment Divisions, subject to the following three conditions:

     - Maximum Transfer.--The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year, (ii) the previous year's transfer amount, or (iii) $5,000. At any time after the Policy Year during which the Insured's 65th birthday occurs, or another date you request and we approve, the 20% maximum transfer limitation will not apply for a one-time transfer.

     - Minimum Transfer.--The minimum amount that may be transferred is $500, unless We agree otherwise.

     - Minimum Remaining Value.--The value remaining in the Fixed Account after the transfer must be at least $500. If the remaining value would be less than $500, We have the right to include that amount as part of the transfer.

     Transfer requests must be made in writing on a form we have approved. Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the

Business Day on which NYLIAC receives the transfer request. Transfers received after the close of the New York Stock Exchange (usually 4 p.m. Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

LIMITS ON TRANSFERS

Procedures Designed to Limit Potentially Harmful Transfers

     This policy is not intended as a vehicle for market timing. Generally, we require that all transfer requests must be submitted in writing through the U.S. mail or an overnight carrier and received by the Service Office at the address noted on the first page of this prospectus. These requirements are designed to limit potentially harmful transfers.

     Your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

     - reject a transfer request from you or from any person acting on your behalf,

     - restrict the method of making a transfer,

     - charge you for any redemption fee imposed by an underlying Fund, and/or

     - limit the dollar amount, frequency or number of transfers.

     WE MAY CHANGE THESE LIMITATIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

     We apply our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Fund Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. Please send transfer requests to the Service Office noted on the first page of this prospectus. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details on their ability to refuse or restrict purchases or redemptions of their shares. In addition, pursuant to Rule 22c-2 of the 1940 Act, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers

     The procedures described herein are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

     - We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

     - Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

     - (1) The underlying Fund Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Fund Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Fund Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

        (2) The purchase and redemption orders received by the underlying Fund Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the underlying Fund Portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Fund Portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying Fund Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen.

     - Other insurance companies that invest in the Fund Portfolios underlying this policy may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose variable investment options correspond to the affected underlying Fund Portfolios.

     - Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

       (1) an adverse effect on Portfolio management, such as:

             a) impeding a Portfolio manager's ability to sustain an investment objective;

             b) causing the underlying Fund Portfolio to maintain a higher level of cash than would otherwise be the case; or

             c) causing an underlying Fund Portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Fund Portfolio.

       (2) increased administrative and Fund brokerage expenses.

       (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Fund Portfolio are made when, and if, the underlying Fund Portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

                       ADDITIONAL BENEFITS THROUGH RIDERS

     You can apply for additional benefits by selecting an optional rider. We approve the issuance of a rider based on our standards and limits for issuing insurance and classifying risks. Two riders are available: a Supplementary Term Rider ("STR") and an Overloan Protection Rider.

SUPPLEMENTARY TERM RIDER

     This rider provides a Term Insurance Benefit that is payable when the Insured dies while this rider was in effect. It insures the same individual covered by the base policy. On the Issue Date, the Term Insurance Benefit is the amount specified in the application. The initial Term Insurance Benefit is shown on the Policy Data Page. The initial Term Insurance Benefit ("Term Face Amount"), when added to the initial Face Amount of the base policy equals the initial Target Face Amount, which is also shown on the Policy Data Page.

     As described under the "Selection of Life Insurance Benefit Table", the Life Insurance Benefit amount could automatically increase or decrease. In such case, the Term Insurance Benefit will automatically be adjusted.

     On each Monthly Deduction Day beginning with the second, the Term Insurance Benefit will automatically be set in accordance with the Life Insurance Benefit Option that is in effect on the policy as follows:

     - Option 1--The Term Insurance Benefit will equal the Target Face Amount minus the death benefit amount.

     - Option 2--The Term Insurance Benefit will equal the Target Face Amount plus Alternative Cash Surrender Value minus the death benefit amount.

     - Option 3--The Term Insurance Benefit will equal the Target Face Amount plus the Cumulative Premium Amount minus the death benefit amount.

     However, if on a Monthly Deduction Day, the Term Insurance Benefit is automatically reduced to zero, the rider will still remain in force. As your policy's Alternative Cash Surrender Value, and the percentage (shown in the policy) of the Alternative Cash Surrender Value used for determining the minimum necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, change over time, the Life Insurance Benefit payable under the Base Policy may automatically increase or decrease. When this occurs, the Term Insurance Benefit will automatically be adjusted based on the Life Insurance Benefit Option you have chosen.

     Within certain limits, the policyowner may:

     - Increase or decrease the Term Insurance Benefit, which will result in a corresponding change to the Target Face Amount; and/or

     - Convert this rider to increase the Face Amount of the base policy. The Target Face Amount of the policy after this conversion will be the same as the Target Face Amount of the policy before the conversion.

     The policyowner may request changes to the policy under this rider if:

     (a) the Target Face Amount is not decreased to an amount below $101,000, unless the decrease is due to a partial withdrawal under the policy.

     (b) the Term Insurance Benefit does not exceed 10 times the policy's death benefit. This requirement prohibits the policyowner from either increasing the Term Insurance Benefit or decreasing the base policy Face Amount to an amount that would violate this maximum ratio.

     Coverage under this rider ends on the earliest of:

     (a) the Monthly Deduction Day on or next following our receipt of the policyowner's signed request to cancel the rider,

     (b) the policy anniversary on which the Insured is or would have been 95, as required by law,

     (c) the date the rider is fully converted, or

     (d) the date the policy ends or is surrendered.

- TERM RIDER VS. BASE POLICY COVERAGE

     You should consider a number of factors when deciding whether to purchase death benefit coverage under the base policy only or in conjunction with the STR. There can be some important cost differences.

     Sales Expense Charges: If you compare a policy with a term rider to one that provides the same initial death benefit without a term rider, the policy with the rider may have lower sales expense charges. Generally, the higher the premium you pay, the greater the potential cost savings and positive impact on Cash Value growth with a term rider. See "DEDUCTIONS FROM PREMIUM PAYMENTS--Current Sales Expense Charge" for a discussion of how sales expense charges are calculated.

     Generally, if lowering up front sales expense costs are important to you or if you plan to fund the policy at certain levels, you should consider including coverage under the term rider since this can help lower your initial costs and enhance overall policy performance.

     Cost of Insurance Charges: The current cost of insurance charges are different under base policy coverage than under the term rider. In general, these rates are lower for death benefit coverage provided under the term rider than coverage under the base policy for the first six to eight Policy Years. Usually, beginning in Policy Years seven through nine, the cost of insurance rates under the term rider is higher than the cost of insurance charges under the base policy. This can impact your policy in different ways depending on how much premium with which you fund the policy and the policy's actual investment performance.

     If, during the life of the policy, your Cash Value is at a low level either because your overall funding has been low or your actual investment experience has been poor, the negative impact of the higher cost of insurance charges on the Cash Value will be greater. Therefore, the lower the premiums paid and/or the worse the actual investment experience, the greater possibility that a policy with a term rider will not perform as well as a policy with base coverage only.

     Compensation for Policy Sales: Generally, agents receive higher compensation for sales of the same death benefit through base policy coverage than for sales of term rider coverage. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer.

     You should review several illustrations with various combinations of base policy and term rider coverage using a variety of interest crediting rates. Your choice as to how much term coverage you should elect should be based on your individual plans with respect to premium amounts, level of risk tolerance, and the time you plan to hold the policy. Please ask your agent to review your various options. For more information about comparing term rider and base policy coverage, see the "Distribution and Compensation Arrangements" section.

OVERLOAN PROTECTION RIDER

     Subject to state availability, your policy will include the Overloan Protection Rider if you have elected the Guideline Premium Test as the policy's Life Insurance Qualification Test. (See "Policy Payment Information--Life Insurance Benefit Options.") When activated, the Overloan Protection Rider guarantees that your policy will not lapse even if the policy's Cash Surrender Value is insufficient to cover the current monthly deduction charges.

     In order to activate the Overloan Protection Rider you must provide us with a written request in a form acceptable to us delivered to us at our Service Office listed on the first page of this prospectus. A one-time charge will be deducted from the policy's Cash Value on the activation date. There is no charge if the rider is never activated. In addition, the following conditions must be met upon receipt of your written request:

     - The base policy must be in effect for at least 15 years.

     - The insured must be at least age 75.

     - The Life Insurance Benefit Option elected under the base policy is Option 1.

     - Policy Debt exceeds the Face Amount of the policy in effect at the time of activation.

     - Policy Debt must be equal to or less than 99% of the policy Cash Value after the deduction of the one time rider charge.

     - Activation of the rider cannot cause the policy to violate the Guideline Premium Test (GPT) at any duration.

     We will mail a notice to you at your last known address at least 31 days before the end of the policy late period to notify you that the Overloan Protection Rider can be activated. The Overloan Protection Rider will be effective on the Monthly Deduction Day following your written request to activate. Once in effect, the Overloan Protection Rider will prevent your policy from ending. The following changes to your policy will take effect:

     - The Life Insurance Benefit Option must be Option 1. If Option 1 is not in effect, it is permanently changed to Option 1 and the Face Amount of the policy will be changed to 101% of the policy's Cash Value.

     - The Life Insurance Benefit payable will be the larger of (A) or (B), where:

          (A) = the Face Amount, and

          (B) = the greater of either the:

               i. policy's Cash Value, or

               ii. Unpaid Loan plus accrued loan interest on the policy multiplied by the minimum percentage necessary for the policy to qualify as life insurance under Section 7702 of the internal Revenue Code.

     - Any Cash Value under the policy that is not invested in the Fixed Account will be transferred to the Fixed Account.

     - Any riders other than the Overloan Protection Rider will end.

     - No further policy changes, premium payments, transfers, partial surrenders, or full surrenders will be allowed.

     - No additional loans or loan repayments will be permitted.

     - Loan interest will continue to accrue.

     - No further Monthly Deductions will be taken.

     This policy may be purchased with the Overloan Protection Rider, with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the policy without allowing the policy to lapse. Anyone contemplating the purchase of the policy with the intention of pursuing this strategy or otherwise exercising the "overloan protection" provided under the Overloan Protection Rider should be aware that, among other risks, it has not been ruled on by the IRS or the courts and it may be subject to challenge by the IRS, since it is possible that the loans will be treated as taxable distributions when the Overloan Protection Rider is activated. Moreover, exercising the Overloan Protection Rider may cause your policy to become a modified endowment contract. If your policy becomes a modified endowment contract, all distributions (including loans) made in the Policy Year in which your policy becomes a modified endowment contract and thereafter will be subject to the rules for modified endowment contracts (for a discussion of these rules, see "Federal Income Tax Considerations--Modified Endowment Contract Status"). In addition, any distributions (including loans) made within two Policy Years prior to the date on which your policy becomes a modified endowment contract will be subject to these special rules. For these purposes, loans include additional accrued and unpaid interest on existing policy loans. For these reasons, you should consider very carefully, after consultation with your tax advisor, whether to exercise the Overloan Protection Rider.

                    OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing that allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. To set up Dollar Cost Averaging, you must send a completed Dollar Cost Averaging form to the Service Office address noted on the first page of this prospectus. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division on each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     - the dollar amount you want to have transferred (minimum transfer $100);

     - the Investment Division you want to transfer money from;

     - the Investment Division(s) and/or Fixed Account you want to transfer money to;

     - the date on which you want the transfers to be made, within limits; and

     - how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you may make Dollar Cost Averaging transfers into the Fixed Account. We do not count Dollar Cost Averaging transfers against any limitations we may impose on the number of free transfers.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next Business Day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer unless we have received a written request at the Service Office address listed on the first page of this prospectus (or any other address We indicate to you in writing). We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.

     The minimum Cash Value required to elect this option is $2,500. We will automatically suspend this feature if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.

     To cancel the Dollar Cost Averaging option, we must receive a written request, in a form acceptable to us, and sent to the Service Office address listed on the first page of this prospectus. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. To set up Automatic Asset Reallocation, you must send a completed Automatic Asset Reallocation form in a form acceptable to us to the Service Office address listed on the first page of this prospectus. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     You can choose to schedule the investment reallocations quarterly, semi-annually, or annually, but not on a monthly basis. The minimum Cash Value you must have allocated to the Separate Account in order to elect this option is $2,500. We will automatically suspend this feature if the Cash Value is less than $2,000 on a reallocation date. Once the Cash Value equals or exceeds this amount, Automatic Asset Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature. We do not count Automatic Asset Reallocation transfers against any limitations we may impose on the number of free transfers.

     To cancel the Automatic Asset Reallocation feature, we must receive a written request in a form acceptable to us at our Service Office listed on the first page of this prospectus. You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features.

TAX-FREE "SECTION 1035" INSURANCE POLICY EXCHANGES

     Generally, you can exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the IRC. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. Other charges may be higher (or lower) and the benefits may be different for this policy. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest.

     The final surrender value of your old policy is determined after the new life insurance policy has been issued. The surrender value may increase or decrease due to market fluctuations during the period between submission of the exchange request and issuance of the new policy. Please consult your current insurer about how to seek to mitigate market exposure during this period.

24 MONTH EXCHANGE PRIVILEGE

     At any time within 24 months of the Issue Date, you can exchange the policy for a policy on a permanent plan of life insurance on the Insured which we offer for this purpose. NYLIAC will not require evidence of insurability. To exchange the policy, you must send a written request for this exchange in a form acceptable to us to our Service Office address listed on the first page of this prospectus. Upon an exchange of a policy, all riders and benefits will end unless we agree otherwise or unless required under state law. The replacement policy will have the same Policy Date, issue age, risk classification, and initial Face Amount as the original policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange the policy, we will require: (a) that the policy be in effect on the date of exchange; (b) repayment of any Policy Debt; and (c) an adjustment, if any, for differences in premiums and Cash Values under the old policy and the new policy. On the Business Day we receive a written request for an exchange, the Cash Value of the policy will be transferred into the Fixed Account, where it will remain until these requirements are met. The date of exchange will be the later of: (a) the Business Day the policyowner sends us the policy along with a signed request; or (b) the Business Day we receive the policy at our

Service Office, or such other location that we indicate to the policyowner in writing and the necessary payment for the exchange, if any.

     Policy values may increase or decrease due to market fluctuations during the period between submission of the exchange request and the issuance of the new policy, which could affect the Cash Value applied to your new policy.





                                PREMIUM PAYMENTS

     While the policy is in force, the policyowner may make premium payments at any time while the Insured is living and before the policy anniversary on which the Insured is age 95. Subject to certain restrictions, the policyowner may make premium payments at any interval and by any method we make available. Premium payments must be sent to our Premium Remittance Center at the address noted on the first page of this prospectus. The policyowner selects a premium payment schedule in the application and this amount, along with the amount of the first premium, is set forth on the Policy Data Page and designated as the planned premium. The policyowner may elect not to make a planned premium at any time.

     The policyowner may also make other premium payments that are not planned. If an unplanned premium payment would result in an increase in the death benefit greater than the increase in the Alternative Cash Surrender Value, we reserve the right to require proof of insurability before accepting that payment and applying it to the policy. We also reserve the right to limit the number and amount of any unplanned premiums.

     There is no penalty if a planned premium is not paid, since premium payments, other than the first premium payment, are not specifically required. Paying planned premiums does not guarantee coverage for any period of time. Subsequent premium payments may be necessary to keep the policy in force. Instead, the duration of the policy depends upon the policy's Cash Surrender Value. You can call the telephone number listed on the first page of this prospectus to determine if we have received your premium payment.

     No premium payment, planned or unplanned, may be in an amount that would jeopardize the policy's qualification as life insurance under Section 7702 of the IRC.

     Subsequent premium payments must also be sent to the Service Office address listed on the first page of this prospectus.

RISK OF MINIMALLY FUNDED POLICIES

     You can make additional planned or unplanned premium payments at any time until the Insured reaches age 95. We will require one or more additional premium payments in the circumstances where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

     Although premium payments are flexible, you may need to make additional premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges or that is otherwise minimally funded more likely will be unable to maintain its Cash Surrender Value because of market fluctuations and performance-related risks. When determining the amount of your planned premium payments, you should consider funding your policy at a level which has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the planned premiums on time.)

TIMING AND VALUATION

     Your premium payment will be credited to your policy on the Business Day that it is received at our Service Office, assuming it is received prior to 4:00 p.m. Eastern time and that we have all of the information needed to credit the premium payment. Any premium payment received after that time will be credited to your policy on the next Business Day on which we have received all of the information needed to credit the premium payment. A "Business Day" is any day that the New York Stock Exchange ("NYSE") is open. Generally, the NYSE is closed on Saturdays, Sundays, and major U.S. holidays.

     The Fund assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading.

FREE LOOK

     You have the right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have 20 days after you receive your policy to return it and receive a refund. To receive a refund, you must return the policy to NYLIAC's Service Office at the address noted on the first page of the prospectus (or any other address we indicate to you in writing) or the registered representative from whom you purchased the policy, along with a written request for cancellation in a form acceptable to us.

     We will allocate premium payments you make with your application or during the free look period to our General Account until the end of the free look period. After the end of the free look period, we will then allocate the Net Premium plus any accrued interest to the Investment Divisions you have selected. If you cancel your policy, however, we will pay you only the greater of (a) your policy's Cash Value calculated as of the Business Day either NYLIAC's Service Office or the registered representative through whom you purchased it receives the policy along with the written request for cancellation, or (b) the total premium payments you have made, less any loans and any partial withdrawals you have taken.

PREMIUM PAYMENTS

     When we receive a premium payment, we deduct the sales expense, state premium tax, and federal premium tax charges that apply. The balance of the premium is called the "Net Premium." We apply your Net Premium to the Investment Divisions and/or Fixed Account, according to your instructions. Acceptance of premium payments is subject to suitability standards.

     If you elect the Guideline Premium Test ("GPT") to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the Guideline Premium Test, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premium payments. We will credit interest at a rate of not less than 3.00% on those premiums from the date such premium payments cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. See "Life Insurance Benefit Options" for more information. Call us at the number listed on the first page of this prospectus to determine whether an additional premium payment would be allowed under your policy.

     The Net Premium payments (planned or unplanned) you make during the free look period are applied to our General Account. After the free look period, or the date we receive your policy delivery receipt, whichever is later, we allocate the Net Premium, along with any interest credited, to the Investment Divisions of the Separate Account and/or the Fixed Account according to the most recent premium allocation election you have given us. You can change the premium allocation any time you make a premium payment by submitting a revised premium allocation form to the Service Office address listed on the first page of this prospectus. Your revised premium allocation selections will be effective as of the Business Day the revised premium allocation is received by the Service Office noted on the first page of this prospectus. The allocation percentages must total 100%.

PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned for insufficient funds, we will reverse the investment options chosen and reserve the right to charge you a $20 fee for each returned payment. If we incur any losses as a result of a returned payment, we will deduct the amount of the loss from your policy's Cash Value. If two consecutive payments by check are returned for insufficient funds, the privilege to pay by check will be suspended until such time we agree to reinstate it.


                           POLICY PAYMENT INFORMATION

WHEN LIFE INSURANCE COVERAGE BEGINS

     Insurance coverage under the policy will begin on the later of the Policy Date or the date we receive the first premium payment.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can apply in writing to increase the Face Amount of the policy on or after the first policy anniversary, under certain circumstances. To increase the Face Amount of your policy, you must send a written request in a form acceptable to us to the Service Office noted on the first page of this prospectus. The amount of an increase in Face Amount is subject to our maximum retention limits. We require evidence of insurability that is satisfactory to us for an increase. If this evidence results in a change of underwriting class, we will issue a new policy for the amount of the increase. We reserve the right to limit increases. Any increase will take effect on the Monthly Deduction Day on or after the Business Day we approve the policyowner's request for the increase. An increase in Face Amount may increase the cost of insurance charge. The minimum amount allowed for an increase in Face Amount is $5,000.

     In addition, on or after the first policy anniversary, you can apply in writing to decrease the Face Amount of the policy. To decrease the Face Amount of your policy, you must send a written request in a form acceptable to us to the Service Office noted on the first page of this prospectus. A decrease in Face Amount is effective on the Monthly Deduction Day on or after the Business Day we receive the policyowner's signed request for the decrease in a form acceptable to us at our Service Office. The decrease will first be applied to reduce the most recent increase in Face Amount. It will then be applied to reduce other increases in the Face Amount and then to the initial Face Amount in the reverse order in which they took place. Decreases are subject to the minimum Face Amount specified in your policy. The minimum amount allowed for a decrease in Face Amount is $5,000.

     A policyowner can change the Face Amount while the Insured is living, but only if the policy will continue to qualify as life insurance under IRC Section 7702 after the change is made. An increase or decrease in Face Amount will cause a corresponding change in the Target Premium.

POLICY PROCEEDS

     We will pay proceeds to your beneficiary in one sum when we receive satisfactory proof that the Insured died while the policy is in effect. These proceeds will equal:

            1) the Life Insurance Benefit calculated under the Life Insurance
               Benefit Option you have chosen, valued as of the date of death;

     plus 2) any additional death benefits available under the riders you have chosen;

     less 3) any outstanding loans (including any accrued loan interest as of the date of death) on the policy.

     We will pay interest on these proceeds from the date the Insured died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective. See "Life Insurance Benefit Options" for more information.

     The value of any additional benefits provided by rider is added to the amount of the death benefit. We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option. We subtract any Policy Debt, and any charges incurred but not yet deducted, and then credit the interest on the balance.

     Beginning on the policy anniversary on which the Insured is age 95, the Face Amount, as shown in the Policy Data Page, will no longer apply. Instead, the death benefit under the policy will equal the Alternative Cash Surrender Value. We will reduce the amount of the death benefit proceeds by any Policy Debt. Also, no further monthly deductions will be made for the cost of insurance. The federal income tax treatment of a life insurance policy is uncertain after the Insured is age 95. See "Federal Income Tax Considerations."

BENEFICIARIES OR PAYEES

     You have certain options regarding the policy's beneficiary:

     - You name the beneficiary when you apply for the policy. The beneficiary will receive insurance proceeds after the Insured dies.

     - You can elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

     - To change a revocable beneficiary while the Insured is living, you must send a written request in a form acceptable to us to our Service Office at the address listed on the first page of this prospectus (or any other address we indicate to you in writing). Generally, the change will take effect as the date the request is signed subject to any payments we made or actions we have already taken.

     - If no beneficiary is living when the Insured dies, we will pay the Policy Proceeds to you (the Policyowner) or if you are deceased, to your estate, unless we have other instructions from you to do otherwise.

     You can name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

WHEN WE PAY POLICY PROCEEDS

     - If the policy is still in effect, we will pay any Cash Value, partial withdrawals, loan proceeds, or the Policy Proceeds within 7 days after we receive all of the necessary requirements at our Service Office at the address listed in the first page of this prospectus (or any other address we indicate to you in writing).

     - We may delay payment of any loan proceeds attributable to the Separate Account, any partial withdrawal from the Separate Account, the Cash Surrender Value, or the Policy Proceeds during any period that:

       (a) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC")' or the SEC declares that an emergency exists; or

       (b) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     - We may delay payment of any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to 6 months from the date we receive your request.

     - We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

     - Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), We would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or death benefits. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

     - If you have submitted a recent check or draft, we have the right to defer payment of any surrender, withdrawal, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if we delay payment of a partial withdrawal or Cash Surrender Value for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at an annual rate of at least 3%, set each year, and not less than required by law.

LIFE INSURANCE BENEFIT OPTIONS

     The Life Insurance Benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death at our Service Office, we will pay the Beneficiary the death benefit determined as of the date the Insured dies, less any Policy Debt and less any charges incurred and not yet deducted. The death benefit will be paid in one sum.

     The amount of the death benefit is determined by the Life Insurance Benefit Option the policyowner has chosen. You may choose one of three Life Insurance Benefit Options:

     (1) Life Insurance Benefit Option 1 provides a death benefit equal to the greater of (i) the Face Amount of the policy or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the IRC, as amended.

     (2) Life Insurance Benefit Option 2 provides a death benefit equal to the greater of (i) the Face Amount of the policy plus the Alternative Cash Surrender Value or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the IRC, as amended.

         The Alternative Cash Surrender Value will fluctuate due to the performance results of the Investment Divisions you choose.

     (3) Life Insurance Benefit Option 3 provides a death benefit equal to the greater of (i) the Face Amount of the policy plus the Cumulative Premium Amount or (ii) a percentage of the Alternative Cash Surrender Value equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the IRC, as amended.

     The value of any additional benefits provided by rider is added to the amount of the death benefit. We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective. We subtract any Policy Debt and any charges incurred but not yet deducted, and then credit the interest on the balance.

     Beginning on the policy anniversary on which the Insured is age 95, the Face Amount, as shown on page 2 of the policy, will no longer apply. Instead, the death benefit under the policy will equal the Alternative Cash Surrender Value less any Policy Debt. Also, no further monthly deductions will be made for cost of insurance. The federal income tax treatment of a life insurance contract is uncertain after the Insured is age 95. (See "Federal Income Tax Considerations"-- Life Insurance Status of Policy" for more information.)

SELECTION OF LIFE INSURANCE BENEFIT TABLE

     Under any of the Life Insurance Benefit Options, the death benefit cannot be less than the policy's Alternate Cash Surrender Value times a percentage determined from the appropriate IRC Section 7702 test. You may choose either the "Corridor" table or the "CVAT" table, before the policy is issued. The death benefit will vary depending on which table you select. If you do not choose a table, the Corridor table will be used. Once the policy is issued, you may not change to a different table. You can find the table that contains the percentages in the Policy Data Pages.

     Under IRC Section 7702, a policy may be treated as life insurance for federal tax purposes if at all times it meets either (1) a Guideline Premium Test ("GPT") and a cash value corridor test or (2) a Cash Value Accumulation Test ("CVAT"). The Corridor table is designed to meet the cash value corridor test while the CVAT table is designed to meet the Cash Value Accumulation Test. A policy using the Corridor table must also satisfy the Guideline Premium Test of IRC Section 7702. This test limits the amounts of premiums that may be paid into the policy.

     Also, because the percentages used for a Corridor test under the GPT are lower than under the CVAT, a guideline premium/cash value corridor policy must attain a higher level of Alternative Cash Surrender Value before the relevant IRC table will result in an automatic death benefit increase. Any such automatic increase in death benefit can result in additional cost of insurance charges. Therefore, a CVAT policy is more likely to incur such additional charges than a guideline premium/cash value corridor policy.

EFFECT OF INVESTMENT PERFORMANCE ON THE DEATH BENEFIT

     Positive investment experience in the Investment Divisions may result in a death benefit that will be greater than the Face Amount, but negative investment experience will never result in a death benefit that will be less than the Face Amount, so long as the policy remains in force.

     Example 1: The following example shows how the death benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the Corridor Table have been selected and that the Insured is a male non-smoker, and assuming that the age at death is 45:

                                                  POLICY A   POLICY B
                                                  --------   --------
(1) Face Amount.................................  $100,000   $100,000
(2) Alternative Cash Surrender on Date of
    Death.......................................  $ 50,000   $ 40,000
(3) Percentage on Date of Death from Corridor
    Table.......................................      215%       215%
(4) Alternative Cash Surrender Value multiplied
    by Percentage from Corridor Table...........  $107,500   $ 86,000
(5) Death Benefit = Greater of (1) and (4)        $107,500   $100,000


     Example 2: The following example shows how the death benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the CVAT Table have been selected and that the Insured is a male non-smoker, and assuming that the age at death is 45:

                                                  POLICY A   POLICY B
                                                  --------   --------
(1) Face Amount.................................  $100,000   $100,000
(2) Alternative Cash Surrender on Date of
    Death.......................................  $ 50,000   $ 25,000
(3) Percentage on Date of Death from CVAT
    Table.......................................      345%       345%
(4) Alternative Cash Surrender Value multiplied
    by Percentage from CVAT Table...............  $172,500   $ 86,250
(5) Death Benefit = Greater of (1) and (4)......  $172,500   $100,000

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

     On or after the first Policy Anniversary, you can change the Life Insurance Benefit Option. However, option changes to Option 3 will not be allowed at any time. We reserve the right to limit the number of changes in the Life Insurance Benefit Option. Any change will take effect on the Monthly Deduction Day on or after the date we approve the policyowner's signed request. The Face Amount of the policy after a change in option will be an amount that results in the death benefit after the change being equal to the death benefit before the change. For example, if you change from Option 1 to Option 2, the Face Amount of the policy will be decreased by the Alternative Cash Surrender Value. If you change from Option 2 to Option 1, the Face Amount of the policy will be increased by the Alternative Cash Surrender Value. We reserve the right to limit changes in the Life Insurance Benefit Option that would cause the Face Amount to fall below our minimum amount requirements.

     In order to change your Life Insurance Benefit Option, you must submit a signed written request to our Service Office in a form acceptable to us at the address listed on the first page of this prospectus (or any other address we indicate to you in writing).


                          ADDITIONAL POLICY PROVISIONS

CHANGE OF OWNERSHIP

     A successor policyowner can be named in the application, or in a signed written request, in a form acceptable to us, that gives us the information we need, sent to our Service Office at the address listed on the first page of this prospectus. The successor policyowner will become the new policyowner when the original policyowner dies, if the original policyowner dies before the Insured. If no successor policyowner survives the original policyowner and the original policyowner dies before the Insured, the original policyowner's estate becomes the new policyowner.

     The policyowner can also change the policyowner by sending a signed written request, in a form acceptable to us, to our Service Office at the address listed on the first page of this prospectus. When this change takes effect, all rights of ownership in this policy will pass to the new policyowner.

     When we record a change of policyowner or successor policyowner, these changes will take effect as of the date of the policyowner's signed notice. This is subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the policy. Changing the policyowner or naming a new successor policyowner cancels any prior choice of policyowner or successor policyowner, respectively, but does not change the Beneficiary.

RECORDS AND REPORTS

     All records and accounts relating to the Separate Account and the Fixed Account are maintained by New York Life or NYLIAC. Each year we will mail the policyowner a report showing the Cash Value and any Policy Debt as of the latest policy anniversary. This report contains any additional information required by applicable law or regulation.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch,

Moody's Investor's Services Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Except for any increases in Face Amount, other than one due solely to a change in the Life Insurance Benefit Option, we must bring any legal action to contest the validity of a policy within two years from its Issue Date. After that we cannot contest its validity, except for failure to pay premiums or unless the Insured died within that two year period. For any increase in the Face Amount, Target Face Amount or Term Face Amount provided by a rider, other than one due solely to a change in the Life Insurance Benefit Option, we must bring legal action to contest that increase within two years from the effective date of the increase.

     However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the 2-year contestable period for the amount of increase in Face Amount will be measured from the date this corresponding portion of term insurance became effective.

SUICIDE

     If the Insured commits suicide within two years from the Issue Date or less where required by law (or, with respect to an increase in Face Amount, Target Face Amount or Term Face Amount, on the effective date of the increase), and while the policy is in force, the policy will end, and the only amount payable to the Beneficiary will be the premiums paid, less any Policy Debt and any partial withdrawals. If the policy has been reinstated, the 2-year suicide exclusion period will begin on the date of reinstatement.

     If the policyowner increased the Face Amount or Term Face Amount, then the 2-year suicide exclusion period for each increase will begin on the effective date of such increase. If the suicide exclusion applies to an increase in the Policy Face or Term Face Amount, the only amount payable with respect to that increase will be the total Cost of Insurance we deducted for that increase. However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the 2-year suicide exclusion period for the increase in Face Amount will be measured from the date this corresponding portion of term insurance became effective.

MISSTATEMENT OF AGE OR GENDER

     If the Insured's age or gender is misstated in the policy application, the Cash Value, Alternative Cash Surrender Value and the death benefit payable under the policy will be adjusted based on what the policy would provide according to the most recent mortality charge for the correct date of birth or correct gender.

ASSIGNMENT

     While the Insured is living, you can assign a policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of such assignment at our Service Office at the address noted on the first page of this prospectus or any other address we indicate to you in writing. We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income and tax penalties to you. (See "Federal Income Tax Considerations" for more information.)

                       PARTIAL WITHDRAWALS AND SURRENDERS

                               PARTIAL WITHDRAWALS

     The policyowner can make a partial withdrawal from the policy's Cash Value at any time while the Insured is living. The minimum partial withdrawal is $500, provided that the Cash Value less the amount of any Policy Debt that would remain after the withdrawal is at least $500. We reserve the right to impose a processing charge of $25 on any partial withdrawal. The partial withdrawal and any processing fee will be made from the Fixed Account and the Investment Divisions in proportion to the amount in each, or only from the Investment Divisions in an amount or ratio that you tell us. When you take a partial withdrawal, the Cash Value, the Alternative Cash Surrender Value, and the Cumulative Premium Amount will be reduced by the amount of the withdrawal. To withdraw funds from the policy, we must receive the policyowner's signed request in a form acceptable to us at our Service Office address listed on the first page of this prospectus.

     We reserve the right to require a full surrender if a partial withdrawal would cause the (i) policy Face Amount to drop below our minimum amount ($100,000); and/or (ii) Cash Value less any Policy Debt to drop below $500.

     For policies where Life Insurance Benefit Option 1 is in effect, the Face Amount will be reduced by the difference between:

          (a) the amount of the surrender, and

          (b) the greater of

               (i) zero, or

               (ii) the Alternative Cash Surrender Value immediately prior to the partial withdrawal less the result of the Face Amount immediately prior to the partial withdrawal divided by the applicable percentage, as shown on the appropriate table under Section 7702 of the IRC, for the Insured's age at time of withdrawal.

     If the above results in zero or a negative amount, no adjustment will be made to the Face Amount.

     For policies where Life Insurance Benefit Option 2 is in effect, a partial withdrawal will not affect the Face Amount.

     For policies where Life Insurance Benefit Option 3 is in effect and the Cumulative Premium Amount is less than the amount of the surrender, the policy Face Amount will be reduced by the difference between:

          (a) the amount of the surrender less the Cumulative Premium Amount immediately prior to the surrender; and

          (b) the greater of:

               (i) the ACSV of the policy immediately prior to the surrender, less the Cumulative Premium Amount, minus the policy Face Amount divided by the applicable percentage shown in the policy, for the Insured's age at the time of surrender, or

               (ii) zero.

     If the above results in zero or a negative amount, there will be no adjustment in the policy Face Amount.

     Any decrease in policy Face Amount caused by payment of a partial surrender will first be applied against the most recent policy Face Amount increase. It will then be applied to other policy Face Amount increases in the reverse order in which they took place, and then to the Initial Face Amount.

     Proceeds from a surrender benefit or partial withdrawal will be paid in one sum. The amount of proceeds will be determined as of the date we receive your signed request in a form acceptable to us at our Service Office.

     A partial withdrawal may result in taxable income and penalty tax to you. (See "Federal Income Tax Considerations".)

                                   SURRENDERS

CASH VALUE

     After the free look period, or after we receive your policy delivery receipt, whichever is later, the Cash Value of the policy is the sum of the Accumulation Value in the Separate Account, the value in the Fixed Account and the Value in the Loan Account.

CASH SURRENDER VALUE

     The Cash Surrender Value equals the Cash Value less Policy Debt.

ALTERNATIVE CASH SURRENDER VALUE

     The Alternative Cash Surrender Value ("ACSV") is equal to the policy's Cash Value plus the value of the Deferred Premium Load Account. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.

     Upon surrender, you will receive the full Cash Surrender Value or, if applicable, the ACSV less any Policy Debt, while the Insured is alive and this policy is in effect. The Cash Surrender Value or ACSV will be calculated as of the date on which we receive your signed request, in a form acceptable to us, at our Service Office, unless a later effective date is selected. All insurance will end on the date we receive your request for full cash surrender at our Service Office.

     You are eligible to receive the ACSV provided the policy has not been assigned, and that the owner has not been changed.

     We will credit interest on any amount placed in the Deferred Premium Load Account. The value of the Deferred Premium Load Account during the first Policy Year is equal to a percentage of the cumulative sales expense charge, state premium tax charge, and federal premium tax charge collected during the first Policy Year and interest credited on these amounts. The Deferred Premium Load Account will be amortized on the Monthly Deduction Day. The amortized amount will be the value of the Deferred Premium Load Account on the date multiplied by the applicable percentage from the following schedule.

Policy Year 1....................  0.0000%
Policy Year 2....................  0.8742%
Policy Year 3....................  0.9767%
Policy Year 4....................  1.1066%
Policy Year 5....................  1.2764%
Policy Year 6....................  1.5079%
Policy Year 7....................  1.8423%
Policy Year 8....................  2.3688%
Policy Year 9....................  3.3224%
Policy Year 10...................  5.6126%
Policy Year 11...................   100.0%
Policy Year 12...................   100.0%
Policy Year 13...................   100.0%
Policy Year 14...................   100.0%
Policy Year 15...................   100.0%
Policy Year 16...................   100.0%
Policy Year 17...................   100.0%
Policy Year 18...................   100.0%
Policy Year 19...................   100.0%
Policy Year 20...................   100.0%


     The Deferred Premium Load Account value on each Monthly Deduction Day on or after the first policy anniversary will be equal to (a) minus (b) plus (c) plus
(d), where:

     (a) is the value of the Deferred Premium Load Account as of the prior Monthly Deduction Day;

     (b) is the amount amortized;

     (c) is a percentage of the cumulative sales expense charge, state tax charge and federal tax charge collected since the last Monthly Deduction Day, including the current Monthly Deduction Day, shown on the following schedule

Policy Year 2...................  99.1258%
Policy Year 3...................  99.0233%
Policy Year 4...................  98.8934%
Policy Year 5...................  98.7236%
Policy Year 6...................  98.4921%
Policy Year 7...................  98.1577%
Policy Year 8...................  97.6312%
Policy Year 9...................  96.6776%
Policy Year 10..................  94.3874%
Policy Year 11..................      0.0%



Policy Year 12.....................  0.0%
Policy Year 13.....................  0.0%
Policy Year 14.....................  0.0%
Policy Year 15.....................  0.0%
Policy Year 16.....................  0.0%
Policy Year 17.....................  0.0%
Policy Year 18.....................  0.0%
Policy Year 19.....................  0.0%
Policy Year 20.....................  0.0%

         multiplied by the Deferred Premium load percentage shown on the following schedule:

Policy Year 1.......................  85%
Policy Year 2.......................  75%
Policy Year 3.......................  55%
Policy Year 4.......................  55%
Policy Year 5.......................  55%
Policy Year 6.......................  55%
Policy Year 7.......................  55%
Policy Year 8.......................  55%
Policy Year 9.......................  55%
Policy Year 10......................  55%
Policy Year 11......................   0%
Policy Year 12......................   0%
[Policy Year 13.....................   0%
Policy Year 14......................   0%
Policy Year 15......................   0%
Policy Year 16......................   0%
Policy Year 17......................   0%
Policy Year 18......................   0%
Policy Year 19......................   0%
Policy Year 20......................   0%


         and

     (d) is the interest credited for the prior month.

     The interest credited to the Deferred Premium Load Account at any time will be based on a rate of interest that we declare periodically. That rate will be declared at least annually.

REQUESTING A SURRENDER

     To surrender the policy, you must send a written request in a form acceptable to us and the policy to our Service Office at the address noted on the first page of this prospectus (or any other address we indicate to you in writing). Faxed requests are not acceptable and will not be accepted at any time.

WHEN THE SURRENDER IS EFFECTIVE

     Unless you choose a later effective date, your surrender will be effective as of the end of the Business Day the Service Office receives your written request and the policy. However, if the day we receive your request is not a Business Day or if your request is received after the NYSE's close, the requested surrender will be effective on the next Business Day on which the NYSE is open. Generally, we will mail the surrender proceeds within seven days after the effective date. All insurance coverage under the policy and any riders will end on the day we receive your surrender request. A surrender may result in taxable income and penalty tax to you. See "Federal Income Tax Considerations" for more information.

                                      LOANS

     Using the policy as sole security, you may request to borrow up to the loan value of the policy. The loan value on any given date is equal to 95% of an amount equal to your policy's Cash Value less any Policy Debt. Your state may have a different limit for loan value. See your policy for more information.

LOAN ACCOUNT

     The Loan Account secures any Policy Debt, and is part of our General Account. When you request a loan, an amount is transferred to the Loan Account from the Investment Divisions and the Fixed Account (on a pro-rata basis unless you request otherwise) equal to:

(1) the requested loan amount; plus (2) any Policy Debt; minus (3) the amount in the Loan Account before those transfers. The effective date of the loan is the Business Day we receive your loan request in a form acceptable to us at the Service Office listed on the first page of this prospectus, if we receive it before the NYSE closes. Requests received after the NYSE closes are effective the next Business Day.

     The value in the Loan Account will never be less than (a+b) - c, where:

     a = the amount in the Loan Account on the prior policy anniversary;

     b = the amount of any loan taken since the prior policy anniversary; and

     c = any loan amount repaid since the prior policy anniversary.

     On each policy anniversary, if the outstanding loan exceeds the loan amount, the excess will be transferred from the Investment Divisions and the Fixed Account on a pro rata basis to the Loan Account.

     On each policy anniversary, if the amount in the Loan Account exceeds the amount of any outstanding loans, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. We reserve the right to do this monthly. Amounts first will be transferred to the Fixed Account up to an amount equal to the total amounts that had previously been transferred from the Fixed Account to the Loan Account. Any additional amounts being transferred out of the Loan Account will be allocated according to the policyowner's premium allocation in effect at the time of transfer unless the policyowner tells Us otherwise.

INTEREST ON VALUE IN LOAN ACCOUNT

     The balance in the Loan Account earns interest at a rate we determine, which will never be more than 2% lower than the rate we charge for policy loans or less than 3.00% per annum. Interest accrues daily and is credited on each Monthly Deduction Day. For the first 10 Policy Years, the rate we currently expect to credit on loaned amounts is 0.50% less than the effective annual rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently expect to credit on loaned amounts is the same as the effective annual rate we charge for loan interest. These rates are not guaranteed. We can change them at any time, subject to the above-mentioned minimums.

LOAN INTEREST

     While the guaranteed maximum annual loan interest rate is 6.00%, currently we charge an effective annual loan interest rate of 4.00%, payable in arrears. This current rate is determined by us from time to time and is not adjusted based on the size of the loan. Loan interest accrues each day and is compounded annually. Loan interest not paid as of the policy anniversary becomes part of the loan. An amount may need to be transferred to the Loan Account to cover this increased loan amount.

     On the date of death, the date the policy ends, the date of a loan repayment or on any other date we specify, we will make any adjustment in the loan that is required to reflect any interest paid for any period beyond that date.


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     If we have set a rate lower than 4.00% per year, any subsequent increase in the interest rate will be subject to the following conditions:

     (1) The effective date of any increase in the interest rate for loans will not be earlier than one year after the effective date of the establishment of the previous rate.

     (2) The amount by which the interest rate can be increased will not exceed one percent per year, but the interest will in no event ever exceed 4.00%.

     (3) We will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

     (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, We will notify the policyowner of that increase at least 30 days prior to the effective date of the increase.

     (5) We will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

LOAN REPAYMENT

     All or part of an unpaid loan can be repaid before the Insured's death or before the policy is surrendered. When a loan repayment is made, we will transfer immediately the excess amount in the Loan Account resulting from the loan repayment in accordance with the procedures set forth under "Loan Account" above. We will also transfer excess amounts in the Loan Account resulting from interest accrued in accordance with those procedures. Payments received by New York Life will be applied as directed by the policyowner.

     If a loan is outstanding when the death benefit or surrender proceeds become payable, we will deduct the amount of any Policy Debt, from these proceeds. In addition, if the Policy Debt exceeds the Cash Value of the policy, we will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on our records. All insurance will end 31 days after the date on which we mail that notice to the policyowner if the excess of the Policy Debt over the Cash Value is not paid within that 31 days. (See, "TERMINATION AND REINSTATEMENT--Reinstatement Option.")

THE EFFECT OF A POLICY LOAN

     A loan, repaid or not, has a permanent effect on your policy's Cash Value. This effect occurs because the investment results of each Investment Division apply only to the amounts remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest earned on loaned amounts held In the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     In addition, unpaid loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you. In addition, for all policies, if the amount of loans taken, including unpaid loan

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




interest, exceeds the premiums paid, policy surrender or policy lapse will result in a taxable gain to you. (See "Federal Income Tax Considerations" for more information.)



                          TERMINATION AND REINSTATEMENT

LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the Cash Surrender Value of your policy is insufficient to pay for monthly deductions from Cash Value for the next policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy will remain in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy. When your policy is terminated, it has no value and no benefits are payable upon the death of the Insured.

     If the Insured dies during the late period, we will pay the Policy Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by any unpaid monthly deductions due from the Cash Value for the full policy month(s) from the beginning of the late period through the policy month in which the Insured dies and any Policy Debt.

REINSTATEMENT OPTION

     A policyowner can apply to reinstate the policy (and any other benefits provided by riders) by sending a written request for reinstatement in a form acceptable to us to the Service Office address listed on the first page of this prospectus within five years after the policy is terminated if the policyowner did not surrender it for its full Cash Surrender Value. When the policyowner applies for reinstatement, the policyowner must provide proof of insurability that is acceptable to us, unless the required payment is made within 31 days after the end of the late period. Note that a termination and subsequent reinstatement may cause the policy to become a modified endowment contract.

     In order to reinstate the policy, a payment must be made in an amount which is sufficient to keep the policy (and any riders) in force for at least 2 months. This payment will be in lieu of the payment of all premiums in arrears. If, at the time the policy ended, an outstanding policy loan was in effect, that loan will also be reinstated. However, accrued simple loan interest at 6.00% from the end of the late period to the date of reinstatement must also be paid as part of the consideration paid for the reinstatement. If a policy loan interest rate of less than 6.00% is in effect when the policy is reinstated, the interest rate for any Policy Debt at the time of reinstatement will be the same as the policy loan interest rate.

     The Cash Value that will be reinstated is equal to the Cash Value at the time of lapse. The effective date of the reinstatement will be the Monthly Deduction Day on or following the date We approve the signed request for reinstatement on a form acceptable to us at our Service Office.


                        FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all

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

tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the IRS. We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy, and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and We take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy cash values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the policies.

CHARGES FOR TAXES

     We impose a federal tax charge equal to up to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states and localities. At present, we do not charge the Separate Account for these taxes. However, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.


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

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the IRC, a policy will qualify as life insurance under the IRC only if the diversification requirements of IRC
Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

     The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy cash values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by Us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy, will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC.


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

MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a modified endowment contract if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the seven-pay premium. Generally, the seven-pay premium is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the seven-pay premium was $1,000, the maximum premium that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

     Certain changes in the terms of a policy, including a reduction in life insurance benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A "material change" generally includes increases in life insurance benefits, but does not include an increase in life insurance benefits which is attributable to the payment of premiums necessary to fund the lowest level of life insurance benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two Policy Years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

     Any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. Penalty taxes may apply to such taxable amounts as well. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within

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

the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.

STATUS OF THE POLICY AFTER THE INSURED IS AGE 95

     The policy provides that beginning on the Policy Anniversary on which the insured is age 95, no further planned or unplanned premiums will be allowed and no further deductions for Cost of Insurance and Per Thousand Face Amount Charges will be made from the Cash Value. Beginning on this maturity date, the Face Amount of your policy, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will equal the Cash Surrender Value of your policy less any loans and any interest due on loans. The IRS has not issued any guidance on the status of a life insurance policy after the insured becomes age
95. There is a risk that the policy may not qualify as life insurance under the Federal tax law after the insured becomes age 95 and that the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the insured becomes age 95.

POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a policy for its Cash Surrender Value, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from your policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

     If your policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial withdrawal.


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

POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as Policy Debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount.

EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income and tax penalties to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For more information about policy assignments and exchanges, you should consult a qualified tax advisor.

REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.

OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

QUALIFIED PLANS

     The policies may not be used with qualified plans.


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

WITHHOLDING

     Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). For non-periodic distributions, the withholding is at a flat rate of 10%. If you are an individual, you can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to Us, or where the IRS has notified us that a tax identification number is incorrect. If you are not an individual, you may not elect out of such withholding.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.



                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC ("NYLIFE Distributors"), the underwriter and distributor of the policies, is registered with the SEC and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by registered representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer.

     Commission rates will vary depending on whether the Supplementary Term Rider ("STR") has been added. Compensation rates for policies with the same initial death benefit are lower for policies with the STR added than for policies without the STR. This could influence your registered representative's advice to you about the relative amounts of base policy and term insurance coverage you should purchase.

     Broker-dealers will be paid commission not to exceed 25% of premiums paid up to the Target Premium in Policy Year 1, 12.6% for Policy Years 2-4 and 3% for Policy Years 5-7 on

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




premiums paid up to target. In addition, we pay broker-dealers a maximum of 4% commission on premiums paid in excess of the Target Premium for Policy Years 1-7.

     We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive additional compensation based on a percentage of a policy's cash value.

     New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

     NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

     The policies are sold and premium payments are accepted on a continuous basis.

                                LEGAL PROCEEDINGS

     NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under the Federal securities law), and/or other operations. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.


                               RECORDS AND REPORTS

     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account and the Fixed Account. Each year we will mail you a report showing the Cash Value, Cash Surrender Value, and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports transactions that you have requested or authorized. Please review it carefully. If you believe it contains an error, you must notify us within 15 days of the date of the statement.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch,

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

Moody's Investor's Services, Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2008 and 2007, and the consolidated statements of income, of stockholder equity and of cash flows for each of the three years in the period ended December 31, 2008 (including the report of the independent registered public accounting firm), and the Separate Account statement of assets and liabilities as of December 31, 2008, and the statements of operations, of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP, New York, NY.

                                STATE VARIATIONS

     The following lists some of the variations to the statements made in this prospectus regarding Free Look in certain jurisdictions. There may be variations in other states as well. For more information, please review your Policy.

CALIFORNIA:

     Free Look. Within 20 days after delivery (30 days if you are 60 years old or more and you, not your employer, own the policy), you can return the policy to the Corporation or to the Registered Representative through whom it was purchased. If this policy is returned, the policy will be void from the start and a refund will be made within 30 days from the date we are notified. The amount we refund will equal the policy's Cash Value as of the date the policy is returned plus any charges which were deducted from any premiums paid less loans and withdrawals.

DISTRICT OF COLUMBIA:

     Free Look. Within 20 days after delivery, or if later within 45 days of the date of execution of the application, you can return the policy to the Corporation or to the Registered Representative through whom it was purchased. If this policy is returned, the policy will be void from the start and a refund will be made. The amount we refund will equal the greater of the policy's Cash Value as of the date the policy is returned or the premiums paid less loans and withdrawals.

NEW YORK:

     Free Look. Within 10 days after delivery, you can return the policy to the Corporation or to the Registered Representative through whom it was purchased. If this policy is returned, the policy will be void from the start and a refund will be made. The amount we refund will equal the greater of the policy's Cash Value as of the date the policy is returned to the Home Office the Service Office, or the Registered Representative through whom it was purchased, or the premiums paid less loans and withdrawals.

NORTH CAROLINA:

     Free Look. Within 20 days after delivery, or if later within 45 days of the date of execution of the application, you can return the policy to the Corporation or to the Registered Representative through whom it was purchased. If this policy is returned, the policy will be void from the start and a refund will be made. The amount we refund will equal the greater of the policy's Cash Value as of the date the policy is returned or the premiums paid (including any charges which were deducted) less loans and withdrawals.

OKLAHOMA:

     Free Look. Within 20 days after delivery, you can return the policy to the Corporation or to the Registered Representative through whom it was purchased. If this policy is returned, the policy will be void from the start and a refund will be made. The amount we refund will equal the greater of the policy's Cash Value as of the date the policy is returned or the premiums paid less loans and withdrawals. If the refund is not made within 30 days of cancellation, the amount of the refund will accumulate at interest, as required by the Insurance Code of the state of Oklahoma.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                   APPENDIX A

                                  ILLUSTRATIONS

     The following tables demonstrate the way in which your policy works. The tables are based on the sex, age, underwriting class, initial Life Insurance Benefit, and premium as follows:

     The tables are for a policy issued to a male with Nonsmoker, Guaranteed Issue underwriting class and issue age 55, who is part of a group with employer contributions and 100% employee participation, with a planned annual premium of $6,000 for 10 years, an initial face amount of $200,000, and no riders. It assumes that 100% of the Net Premium is allocated to the Separate Account.

     The tables show how the Life Insurance Benefit, Cash Value and Cash Surrender Value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6%, or 10%. The tables will assist in the comparison of the Life Insurance Benefit, Cash Value, and Cash Surrender Value of the policy with other variable life insurance plans.

     The Life Insurance Benefit, Cash Value and Cash Surrender Value for a policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6%, or 10%, but varied above and below those averages for the period. They would also be different depending on the allocation of the assets among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6%, or 10%, but varied above or below that average for individual Investment Divisions. They would also differ if any policy loans or partial withdrawals were made or if premium payments were not paid on the policy anniversary during the period of time illustrated. Depending on the timing and degree of fluctuation, the actual values could be substantially more or less than those shown. A lower value may, under certain circumstances, result in the lapse of the policy unless the policyowner pays more than the stated premium.

     Table 1 reflects a monthly Mortality and Expense Risk charge equal to an annual rate of 0.45% on the first $25,000 of Separate Account Value, 0.37% on Separate Account Value balances greater than $25,000 but less than $250,000, and 0.30% on Separate Account Value balances in excess of $250,000 during policy years 1-10. It reflects a monthly Mortality and Expense Risk charge equal to an annual rate of 0.40% on the first $25,000 of Separate Account Value, 0.32% on Separate Account Value balances greater than $25,000 but less than $250,000, and 0.25% on Separate Account Value balances in excess of $250,000 during policy years 11 and subsequent.

     Table 2 reflects a Mortality and Expense Risk charge equal to an annual rate of .90% (on a guaranteed basis) of the Cash Value allocated to the Separate Account.

     All tables reflect total assumed investment advisory fees together with other expenses incurred by the Funds of 0.82% of the average daily net assets of the Funds. This total is based upon an arithmetic average of the management fees, administrative fees, and other expenses after expense reimbursement for each Investment Division. Please refer to the Fee Table in this prospectus for details of the underlying Fund fees.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     NYLIAC will furnish upon request a comparable illustration using the age, gender, and underwriting classification of the Insured for any initial Life Insurance Benefit and premium requested. In addition to an illustration assuming policy charges at their maximum, We will furnish an illustration assuming current policy charges and current cost of insurance rates.

                            CorpExec Accumulator VUL


                                     TABLE 1

                 MALE ISSUE AGE 55, NONSMOKER, GUARANTEED ISSUE
                   PLANNED ANNUAL PREMIUM: $6,000 FOR 10 YEARS
                          INITIAL FACE AMOUNT: $200,000
                         LIFE INSURANCE BENEFIT OPTION 1

                             GUIDELINE PREMIUM TEST

                            ASSUMING CURRENT CHARGES


                                                                                                                      END OF YEAR
                                                                                                                          CASH
                                                                                                                       SURRENDER
                                                                                                                         VALUE
                                                                                                                        ASSUMING
                                                                                                                      HYPOTHETICAL
                         END OF YEAR DEATH BENEFIT(1)                        END OF YEAR CASH VALUE(1)                GROSS ANNUAL
                         ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS                INVESTMENT
                         ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF                RETURN OF
  VALUE(1)     -----------------------------------------------    -----------------------------------------------    -------------
POLICY YEAR          0%               6%              10%               0%               6%              10%               0%
-----------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
      1           200,000          200,000          200,000            4,408            4,683            4,866            5,442
      2           200,000          200,000          200,000            8,997            9,840           10,420           10,513
      3           200,000          200,000          200,000           13,360           15,066           16,280           15,158
      4           200,000          200,000          200,000           17,536           20,405           22,515           19,563
      5           200,000          200,000          200,000           22,082           26,449           29,768           24,035
      6           200,000          200,000          200,000           26,516           32,732           37,611           28,352
      7           200,000          200,000          200,000           30,835           39,260           46,095           32,499
      8           200,000          200,000          200,000           35,184           46,205           55,443           36,547
      9           200,000          200,000          200,000           39,413           53,432           65,579           40,416
     10           200,000          200,000          200,000           43,518           60,956           76,579           44,083
     15           200,000          200,000          200,000           33,116           69,250          109,450           33,116
     20           200,000          200,000          200,000           17,966           76,147          159,425           17,966
     25                 0          200,000          251,092                0           79,371          239,136                0
                 END OF YEAR CASH SURRENDER
                       VALUE ASSUMING
                  HYPOTHETICAL GROSS ANNUAL
                    INVESTMENT RETURN OF
  VALUE(1)     ------------------------------
POLICY YEAR          6%              10%
-----------    -------------    -------------
      1             5,717            5,900
      2            11,355           11,936
      3            16,864           18,078
      4            22,431           24,541
      5            28,402           31,721
      6            34,568           39,447
      7            40,925           47,759
      8            47,568           56,806
      9            54,434           66,581
     10            61,520           77,143
     15            69,250          109,450
     20            76,147          159,425
     25            79,371          239,136



Assuming a fund fee average of .82%:
0% gross = -.82% net
6% gross = 5.13% net
10% gross = 9.10% net

--------
(1) Assumes no policy loan or partial withdrawal has been made.

                            CorpExec Accumulator VUL

                                     TABLE 2

                 MALE ISSUE AGE 55, NONSMOKER, GUARANTEED ISSUE
                   PLANNED ANNUAL PREMIUM: $6,000 FOR 10 YEARS
                          INITIAL FACE AMOUNT: $200,000
                         LIFE INSURANCE BENEFIT OPTION 1

                             GUIDELINE PREMIUM TEST

                           ASSUMING GUARANTEED CHARGES


                                                                                                                      END OF YEAR
                                                                                                                          CASH
                                                                                                                       SURRENDER
                                                                                                                         VALUE
                                                                                                                        ASSUMING
                                                                                                                      HYPOTHETICAL
                         END OF YEAR DEATH BENEFIT(1)                        END OF YEAR CASH VALUE(1)                GROSS ANNUAL
                         ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS                INVESTMENT
                         ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF                RETURN OF
  VALUE(1)     -----------------------------------------------    -----------------------------------------------    -------------
POLICY YEAR          0%               6%              10%               0%               6%              10%               0%
-----------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
      1           200,000          200,000          200,000            3,138            3,367            3,520            4,286
      2           200,000          200,000          200,000            6,516            7,190            7,656            8,196
      3           200,000          200,000          200,000            9,724           11,063           12,018           11,687
      4           200,000          200,000          200,000           12,791           15,015           16,656           14,971
      5           200,000          200,000          200,000           16,175           19,536           22,097           18,270
      6           200,000          200,000          200,000           19,379           24,134           27,878           21,345
      7           200,000          200,000          200,000           22,390           28,802           34,020           24,174
      8           200,000          200,000          200,000           25,276           33,619           40,639           26,768
      9           200,000          200,000          200,000           27,899           38,455           47,645           29,031
     10           200,000          200,000          200,000           30,265           43,322           55,091           30,935
     15           200,000          200,000          200,000            9,735           34,483           63,119            9,735
     20                 0          200,000          200,000                0           10,940           66,437                0
     25                 0                0          200,000                0                0           53,508                0
                 END OF YEAR CASH SURRENDER
                       VALUE ASSUMING
                  HYPOTHETICAL GROSS ANNUAL
                    INVESTMENT RETURN OF
  VALUE(1)     ------------------------------
POLICY YEAR          6%              10%
-----------    -------------    -------------
      1             4,515            4,668
      2             8,871            9,337
      3            13,026           13,982
      4            17,195           18,835
      5            21,630           24,192
      6            26,100           29,844
      7            30,586           35,803
      8            35,112           42,132
      9            39,587           48,777
     10            43,992           55,760
     15            34,483           63,119
     20            10,940           66,437
     25                 0           53,508



Assuming a fund fee average of .82%:
0% gross = -.82% net
6% gross = 5.13% net
10% gross = 9.10% net

--------
(1) Assumes no policy loan or partial withdrawal has been made.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                        OBTAINING ADDITIONAL INFORMATION

     The Statement of Additional Information ("SAI") contains additional information about CorpExec Accumulator VUL. The SAI is available without charge upon request. You can request the SAI by mail by contacting New York Life Insurance and Annuity Corporation ("NYLIAC") at the Service Office listed on the first page of this prospectus, or by calling (888) 695-4748. The SAI is also posted on our corporate website (www.newyorklife.com). The current SAI is incorporated by reference into the prospectus and has been filed with the SEC.

                            TABLE OF CONTENTS FOR THE
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                          PAGE
                                                                          ----
Financial Statements..................................................       2
NYLIAC & Separate Account Financial Statements........................     F-1



     Information about CorpExec Accumulator VUL (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about CorpExec Accumulator VUL are available on the SEC's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549-0102.

     For a free personalized illustration, or more information about your policy, contact your Registered Representative or call us at (888) 695-4748.

SEC File Number: 811-07697

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                NOVEMBER  , 2009

                                       FOR

                              CORPEXEC ACCUMULATOR
                        VARIABLE UNIVERSAL LIFE POLICIES

                                      FROM

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current CorpExec Accumulator VUL prospectus. You should read the SAI in conjunction with the current CorpExec Accumulator VUL prospectus dated November , 2009 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain the prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") or by writing to NYLIAC at the Service Office telephone number and address listed on the first page of the Exec VUL prospectus. Terms used but not defined in the SAI have the same meaning as in the current CorpExec Accumulator VUL prospectus.

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Financial Statements..................................................       2
NYLIAC & Separate Account Financial Statements........................     F-1


     CORPEXEC ACCUMULATOR VUL IS OFFERED UNDER NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I.

                              FINANCIAL STATEMENTS

                   (TO BE FILED BY PRE - EFFECTIVE AMENDMENT.)

                              FINANCIAL STATEMENTS

                            PART C. OTHER INFORMATION

ITEM 26.         EXHIBITS

                 Board of Directors Resolution

(a) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, and incorporated herein by reference.

(b)              Custodian Agreements. Not applicable.

(c)              Underwriting Contracts.

(c)(1) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617) filed 1/2/97 and incorporated herein by reference.

(c)(2) Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(c)(3) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annunity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d)              Contracts.


(d)(1) Form of Policy for Corporate Executive Accumulator Variable Universal Life Insurance Policy (No. 309-20) - Filed herewith.



(d)(2) Form of Supplementary Term Rider for Corporate Executive Accumulator Variable Universal Life Insurance Policy (No. 309-360) - Filed herewith.



(d)(3) Form of Overloan Protection Rider for Corporate Executive Accumulator Variable Universal Life Insurance Policy
                 (No. 309-994) - Filed herewith.





(e)              Applications.


(e)(1) Form of Application for a policy for Corporate Executive Series Variable Universal Life Policy (No. 304-650) - Filed herewith.



(e)(2) Form of Application for a policy for Corporate Executive Series Variable Universal Life Policy (No. 209-500) - Filed herewith.


(f)              Depositor's Certificate of Incorporation and By-Laws.

(f)(1) Restated Certificate of Incorporation of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to Registrant's initial Registration Statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2) By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Registrant's initial Registration Statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2)(a) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157) filed 4/3/98, and incorporated herein by reference.

(g)              Reinsurance Contracts.

(g)(1) Automatic Reinsurance Agreement between NYLIAC and Certain Reinsurers Relating to Certain NYLIAC Variable Universal Life Policies - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (g)(1) to Post-Effective Amendment No.6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File
                 No. 333-48300), filed 4/18/03 and incorporated herein by reference.

(h)              Participation Agreements.

(h)(1) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit 1.(9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(2) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(3) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(4) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(5) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(6) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(7) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
                 Exhibit 1.(9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

               Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(8) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) filed 4/16/98, and incorporated herein by reference.

(h)(9) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No.
               7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), and incorporated herein by reference.

(h)(10) Form of Participation Agreement among Dreyfus Investment Portfolios. The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(11)        Form of Substitution Agreement among NYLIAC, MainStay
               Management LLC, and New York Life Investment Management
               LLC - Previously filed in accordance with Regulation S-T, 17 CFR
               232.102 (e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(12) Form of Participation Agreement among American Century Variable Portfolios, Inc.; American Century Investment Management, Inc.; American Century Investment Services, Inc.; American Century Services Corporation; and NYLIAC - Previously filed in accordance with Regulation S-T, 19 CFR 232.102(e) as Exhibit
               (9)(b)(12) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(13) Form of Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(13) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-1 (File No. 333-48300), filed 12/23/02 and incorporated herein by reference.

(h)(14) Form of Participation Agreement among Lord Abbett Series Fund, Inc.; Lord, Abbett & Co.; Lord Abbett Distributor LLC; and NYLIAC - Previously filed in accordance with Regulation S-T,
               17 CFR 232.102(e) as Exhibit (9)(b)(11) to Registrant's Post-Effective Amendment No. 2 to the registration statement on Form-N-6 (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(15) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(m) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382), filed 4/9/03 and incorporated herein by reference.

(h)(16) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(17) Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(18) Form of Participation agreement among Lazard Retirement Series, Inc., Lazard Asset Management LLC, Lazard Asset Management Securities LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(18) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/24/04 and incorporated herein by reference.

(h)(19) Form of Participation Agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on Separate Account - I (File No. 333-48300), filed 6/24/04 and incorporated herein by reference.

(h)(20) Participation Agreement dated 6/15/05 among Davis Variable Account Fund, Inc., Davis Distributors, LLC, Davis Select Advisers, L.P., and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(20) to Post-Effective Amendment No. 12 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 7/26/05 and incorporated herein by reference.

(h)(21) Participation Agreement among Baron Capital Funds Trust, Baron Capital, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(21) to Post-Effective Amendment No. 12 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 7/26/05 and incorporated herein by reference.

(h)(22) Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed September 15, 2005 and incorporated herein by reference.

(h)(23) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.


(h)(24) Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(h)(24) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(25) Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(26) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (h)(26) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(27) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(28) Form of Participation Agreement, dated June 5, 2007, among New York Life Insurance and Annuity Corporation, Lincoln Variable Insurance Products Trust, Lincoln Distributors, Inc. and Lincoln Investment Advisors Corporation - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(28) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(29)        Participation Agreement, dated May 1, 2007, among New York
               Life Insurance and Annuity Corporation, OppenheimerFunds,
               Inc. and Oppenheimer Variable Account Funds - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (h)(29) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(i)            Administrative Contracts.

(i)(1) Service Agreement between Fred Alger Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(2) Administrative Services Agreement between Dreyfus Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(2) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3) Administrative Services Agreement between Janus Capital Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4) Services Agreement between New York Life Investment Management LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5) Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(7)         Service Agreement between American Century Investment
               Services, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-1 (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(8) Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-1 (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(9) Service Agreement between Lord Abbett Series Fund, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 5 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 2/20/03 and incorporated herein by reference.

(i)(10) Service Agreement between Deutsche Asset Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(10) to Post-Effective Amendment No. 5 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 2/20/03 and incorporated herein by reference.

(i)(11) Addendum to the Participation Agreement among Calvert Variable Series, Inc., Calvert Asset Management Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (I)(11) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(12) Distribution and Servicing Agreement between Lazard Retirement Series, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(12) to Post-Effective Amendment No. 11 to the registration statement on Form N-4 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/05 and incorporated herein by reference.

(i)(13) Services Agreement between PIMCO Variable Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(13) to Post-Effective Amendment No. 10 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(14) Services Agreement between Pacific Investment Management Company LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Post-Effective Amendment No. 10 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(15) Administrative Services Letter of Agreement by and between Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(16) Administrative Services and Distribution Services Agreement by and between Baron Capital Funds Trust and NYLIAC and dated August 1, 2005 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(16) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed September 15, 2005 and incorporated herein by reference.


(i)(17) Service Agreement by and between Davis Variable Account Fund, Inc., and NYLIAC and dated August 1, 2005 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (i)(17) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed September 15, 2005 and incorporated herein by reference.

(i)(18) Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed September 15,2005 and incorporated herein by reference.

(i)(19) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)(20) Administrative and Shareholder Services Letter of Agreement dated January 15, 1998 between Van Eck Worldwide Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T,17 CFR 232.102(e) as Exhibit (i)(9) to Registrant's Post-Effective Amendment No. 11 to the Registration Statement on Form N-6 (File No. 333-79309), filed September 13, 2005 and incorporated herein by reference.


(i)(21) Form of Business Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Distributors, Inc., and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(21) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(i)(22) Form of Administrative Services Agreement, dated May 1, 2007, between Delaware Distributors L.P. and New York Life Insurance and Annuity Corporation, - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(23) Form of Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File
               No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(24) Form of Administrative Services and Revenue Sharing Agreement, dated May 1, 2007, between New York Life Insurance and Annuity Corporation and OppenheimerFunds, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (i)(24) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(i)(25) Administrative Services Agreement dated June 5, 2007 between Lincoln Investment Advisors Corporation and New York Life Insurance and Annuity Association - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
               (i)(25) to Post-Effective Amendment No. 19 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 12/12/07 and incorporated herein.

(j)            Other Material Contracts.


(j)(1) Powers of Attorney for Scott L. Berlin, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(1) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(2) Powers of Attorney for Christopher O. Blunt, Director, Executive Vice President and Chief operating Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(2) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(3) Powers of Attorney for Frank M. Boccio, Director and Executive Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(3) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(4) Powers of Attorney for Solomon Goldfinger, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(4) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(5) Powers of Attorney for Steven D. Lash, Director, Senior Vice President and Chief Financial Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(5) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(6) Powers of Attorney for Theodore A. Mathas, Director, Chairman and President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(6) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(7) Powers of Attorney for John R. Meyer, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(7) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(8) Powers of Attorney for Mark W. Pfaff, Director and Executive Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(8) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(9) Powers of Attorney for Angelo J. Scialabba, First Vice President and Controller (Principal Accounting Officer) of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(9) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(10) Powers of Attorney for Arthur H. Seter, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(10) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(11) Powers of Attorney for Michael E. Sproule, Director of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(11) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(12) Powers of Attorney for Joel M. Steinberg, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(12) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.



(j)(13) Powers of Attorney for Michael Whitton, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(13) to the Post-Effective Amendment No. 15 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 4/21/09 and incorporated herein by reference.

(k)              Legal Opinion.

                 Opinion and consent of Thomas F. English, Esq. - To be filed by Pre-Effective Amendment.

(l)              Actuarial Opinion.

                 Opinion and consent of Eric J. Lynn, Corporate Vice President & Actuary- To be filed by Pre-Effective Amendment.

(m)              Calculation.


(m)(1) Sample Calculation of Illustrations for Corp Exec Accumulator VUL - To be filed by Pre-Effective Amendment.





(n)              Other Opinions.

                 Consent of PricewaterhouseCoopers LLP - To be filed by Pre-Effective Amendment.

(o)              Omitted Financial Statements.

                 Not applicable.

(p)              Initial Capital Agreements.
                 Not applicable.

(q)              Redeemability Exemption.

(q)(1) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (9)(e) to Registrant's Pre-Effective Amendment No. 2 on Form S-6 (File No. 333-07617), filed 4/25/97 and incorporated herein by reference.

(q)(2) Supplement to Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit 1.9(g) to Registrant's Post- Effective Amendment No. 1 on Form S-6 (File No. 333-07617), filed 4/24/98 and incorporated herein by reference.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.


Name:                      Title:
-----                      ------
Theodore A. Mathas         Chairman and President
Frank M. Boccio            Director and Executive Vice President
Christopher O. Blunt       Director and Executive Vice President
Mark W. Pfaff              Director and Executive Vice President
Scott L. Berlin            Director and Senior Vice President in charge of Individual Life
Solomon Goldfinger         Director, Senior Vice President and Senior Advisor
Steven D. Lash             Director, Senior Vice President and Chief Financial Officer
John R. Meyer              Director and Senior Vice President
Joel M. Steinberg          Director, Senior Vice President and Chief Actuary
Arthur H. Seter            Director, Senior Vice President and Chief Investment Officer
Michael Whitton            Director, senior Vice President & CFO US Life Insurance
Michael E. Sproule         Director
Gary E. Wendlandt          Vice Chairman in charge of Investment and Finance
John Y. Kim                Executive Vice President-CEO and President of NYLIM
Sara Badler                Senior Vice President & Deputy Legal Officer
Patricia Barbari           Senior Vice President
Rupal J. Bhansi            Senior Vice President
Michael D. Coffey          Senior Vice President
John A. Cullen             Senior Vice President
Brian Duffy                Senior Vice President
Tony H. Elavia             Senior Vice President
Thomas F. English          Senior Vice President and Chief Legal Officer
Robert J. Hebron           Senior Vice President
Thomas W. Kelly            Senior Vice President in charge of AARP Programs
Anthony R. Malloy          Senior Vice President
John R. Meyer              Senior Vice President
Barbara McInerney          Senior Vice President & Chief Compliance Officer
Gary J. Miller             Senior Vice President
Michael M. Oleske          Senior Vice President and Tax Counsel
Frank J. Ollari            Senior Vice President
Paul Pasteris              Senior Vice President for Market Development & Strategic Planning
Richard Rosen              Senior Vice President
Eric. S. Rubin             Senior Vice President in charge of Strategic Planning
Eileen T. Slevin           Senior Vice President and Chief Information Officer
Jon S. Stenberg            Senior Vice President
Mark W. Talgo              Senior Vice President
Julia A. Warren            Senior Vice President
Joseph Bennett             First Vice President
Stephen A. Bloom           First Vice President and Chief Underwriter
Kathleen A. Donnelly       First Vice President
William Forman             First Vice President
Minas C. Joannides M.D.    First Vice President and Chief Medical Director
Michael J. Oliviero        First Vice President - Tax
Angelo J. Scialabba        First Vice President and Controller
Thomas P. Shea             First Vice President
Thomas J. Troeller         First Vice President and Actuary
Richard J. Witterschein    First Vice President and Treasurer
Stephen A. Bloom           Vice President and Chief Underwriter
Stephen Abramo             Vice President
Mitchell P. Ascione        Vice President
David L. Bangs             Vice President
David F. Boyle             Vice President
Laura Cardno               Vice President
William Y. Cheng           Vice President
Paul K. Cunningham         Vice President
Karen E. Dann              Vice President
Grant H. Davis             Vice President
Craig L. DeSanto           Vice President and Actuary
Robert H. Dial             Vice President
John C. DiRago             Vice President
Brian P. Doherty           Vice President
Jonathan Feinstein         Vice President
Robert E. Ferguson         Vice President
Edward J. Fitzgerald       Vice President
Robert M. Gardner          Vice President
Troy E. Glover             Vice President
Joseph E. Hynes            Vice President
Robert J. Hynes            Vice President
Joseph D. Koltisko         Vice President
Mario W. Lazzaro Jr.       Vice President
Marcos d. Mangada          Vice President
Catherine A. Marrion       Vice President and Secretary
Rowan MacDonald            Vice President and Deputy Treasurer
Corey B. Multer            Vice President
Marijo F. Murphy           Vice President
Nicholas Pasyanos          Vice President and Actuary
Linda M. Reimer            Vice President and Associate Legal Officer
Andrew N. Reiss            Vice President - National Sales Manager
Janis C. Rubin             Vice President
Irwin Silber               Vice President and Actuary
Teresa A. Turner           Vice President
Robin Wagner               Vice President
Richard M. Walsh           Vice President
Elaine Williams            Vice President
Robert Ziegler             Vice President
Richard W. Zuccaro         Vice President - Tax

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.


                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland

ICAP Funds Inc.                                                        Maryland

Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

New York Life Insurance and Annuity Corporation                        Delaware

     Pacific Square Investments LLC                                    Delaware

          29 Park Investments No. 2 Limited                            Cayman Islands

NYLIFE LLC                                                             Delaware
     Eagle Strategies LLC                                              Delaware


--------

         (1) Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

--------

(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     NYL Management Limited                                            United Kingdom
     NYLUK I Company                                                   United Kingdom
         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     NYLIFE Securities LLC                                                 Delaware
     NYLINK Insurance Agency Incorporated                                  Delaware

                                                                       Jurisdiction of        Percent of Voting
Name                                                                   Organization           Securities Owned
New York Life Investment Management Holdings LLC                       Delaware
     NYLCAP Holdings                                                   Mauritius
         Jacob Ballas Capital India PVT. Ltd.                          Mauritius                 23.30%
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, LLC                           Delaware
              New York Life Capital Partners, L.P.                     Delaware
         New York Life Capital Partners II, LLC                        Delaware
              New York Life Capital Partners II, L.P.                  Delaware
         New York Life Capital Partners III GenPar GP, LLC             Delaware
              New York Life Capital Partners III GenPar, LP            Delaware
                   New York Life Capital Partners III, LP              Delaware
                   New York Life Capital Partners III-A, LP            Delaware
         New York Life Capital Partners IV GenPar GP, LLC              Delaware
              New York Life Capital Partners IV GenPar, LP             Delaware
                   New York Life Capital Partners IV, LP               Delaware
                   New York Life Capital Partners IV-A, LP             Delaware
         NYLIM Mezzanine GenPar GP, LLC                                Delaware
              NYLIM Mezzanine GenPar, LP                               Delaware
                  New York Life Investment Management Mezzanine
                      Partners, LP                                     Delaware
                      NYLIM Mezzanine Luxco S.a.r.l.                   Luxembourg
                      NYLIM Mezzanine Partners Parallel Fund, LP       Delaware
         NYLIM Mezzanine Partners II GenPar, GP, LLC                   Delaware
                  NYLIM Mezzanine Offshore Partners II, LP             Delaware
                  NYLIM Mezzanine Partners II, GenPar, LP              Delaware
                      New York Life Investment Management Mezzanine    Delaware
                      Partners II, LP
                           NYLIM Mezzanine II Luxco S.a.r.l.           Luxembourg
                      NYLIM Mezzanine Partners II Parallel Fund, LP    Delaware
                           NYLIM Mezzanine II Parallel Luxco
                           S.a.r.l.                                    Luxembourg
         NYLCAP Canada GenPar Inc.                                     Canada
              NYLCAP Select Manager Canada Fund, LP                    Canada
         NYLCAP India Funding LLC                                      Delaware
         NYLCAP Select Manager GenPar GP, LLC                          Delaware
              NYLCAP Select Manager Offshore Fund, LP                  Delaware
              NYLCAP Select Manager GenPar, LP                         Delaware
                  NYLCAP Select Manager Fund, LP                       Delaware
              NYLCAP Select Manager Cayman Fund, LP                    Cayman Islands
         NYLIM-JB Asset Management Co. (Mauritius) LLC                 Mauritius                24.6%
              New York Life Investment Management India Fund II, LLC   Mauritius                24.6%
                  New York Life Investment Management India
                  Fund (FVCI) II, LLC                                  Mauritius                24.6%
         NYLCAP India Funding III LLC                                  Delaware
              NYLIM-JB Asset Management Co. III (Mauritius) LLC        Mauritius                24.6%
                  NYLIM Jacob Ballas India Fund III
                  (Mauritius) LLC                                      Mauritius                24.6%
                       NYLIM Jacob Ballas Capital India
                       (FVCI) III (Mauritius) LLC                      Mauritius                24.6%
                       NYLIM Jacob Ballas India (FII) III
                       (Mauritius) LLC                                 Mauritius                24.6%
         NYLCAP Mezzanine Partners III GenPar GP, LLC                  Delaware
     MacKay Shields LLC                                                Delaware
         MacKay Municipal Managers Opportunities GP LLC (Delaware)
              MacKay Municipal Opportunities Master Fund, L.P.
              (Delaware) 10
              Mariner Municipal Opportunities Fund, L.P.
              (Delaware) 10
              Lebenthal/Mariner Municipal Opportunities Fund, L.P.
              (Delaware)
         MacKay Municipal Managers Credit Opportunities GP LLC
              (Delaware)
              MacKay Municipal Credit Opportunities Master Fund, L.P.
              (Delaware) 10
              Mariner Municipal Credit Opportunities Fund, L.P.
              (Delaware) 10
         MacKay Shields High Yield Active Core Fund LP                 Delaware
         MacKay Shields Credit Strategy Fund Ltd.                      Cayman Islands
         MacKay Shields Defensive Bond Arbitrage Fund Ltd.             Bermuda
         MacKay Shields Core Plus Alpha Fund Ltd.                      Cayman Islands
         MacKay Shields Credit Strategy Partners LP                    Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
              MacKay Shields Long/Short Fund LP                        Delaware
              MacKay Shields Long/Short Fund (Master) LP               Delaware
              MacKay Shields Long/Short Fund (QP) LP                   Delaware
              MacKay Shields Long/Short Fund (Offshore) LP             Cayman Islands
     NYLIFE Distributors LLC                                           Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
              NYLIM Institutional Floating Rate Fund, LP               Delaware
         NYLIM Fund II GP, LLC                                         Delaware
              NYLIM Real Estate Mezzanine Fund II, LP                  Delaware
                  NYLIM-TND, LLC                                       Delaware
                  NYLIM-CN, LLC                                        Delaware
                  NYLIM-DCM, LLC                                       Delaware
                      NYLIM-MM, LLC                                    Delaware
                           DCM-N, LLC                                  Delaware                   80%
                                Dominion Capital Servicing, LLC        Delaware
                                DCM Warehouse Series A, LLC            Delaware
                                     DCM Warehouse Series One, LLC     Delaware
                                          Sixteen West Savannah, LLC   Indiana
                                          Metropolis I Perm, LLC       Delaware
                                          Metropolis II Construction,
                                          LLC                          Delaware
                                          Plainfield Commons IV, LLC   Indiana
                                          Bridgewater Falls I, LLC     Delaware
                                          The Foundry at South
                                          Strabane, LLC                Pennsylvania
                                          The Marquis at
                                          Williamsburg, LLC            Indiana
                                          The Avenue Parcel I, LLC     Indiana
                                          CLV Holdings, LLC            Florida
                                               Current at Lee Vista,
                                               LLC                     Florida                    75%
                                          SLV Holding, LLC             Delaware
                                               Streets Las Vegas,
                                               LLC                     Arizona                    90%
                  NYLIM Re Mezzanine Fund II Investment
                  Corporation                                          Delaware
                       Albany Hills Holding, LLC                       Delaware
                            Joplin Holding, LLC                        Delaware
                                 Joplin Properties LLC                 Missouri
                       NYLIM-JP LLC                                    Delaware
                  NYLIM Repurchase Mezzanine Subsidiary LLC            Delaware
                  Kimball Woods LLC                                    Delaware                   50%
         NYLIM U.S. Core Equity Market Neutral Fund GP, LLC            Delaware
         NYLIM-GCR Fund I LLC                                          Delaware                   50%
              NYLIM-GCR Fund I 2002 LP                                 Delaware                   50%
         WFHG GP, LLC                                                  Delaware                   50%
              Workforce Housing Fund I-2007 LP                         Delaware
     Madison Capital Funding LLC                                       Delaware
         MCF Co-Investment GP, LLC                                     Delaware
           MCF Co-Investment GP, LP                                    Delaware
               Madison Capital Funding Co-Investment, LP               Delaware
     McMorgan & Company LLC                                            Delaware
     McMorgan & Co. Retention Trust                                    New York
     Madison Square Investors LLC                                      Delaware
         Madison Square Investors Asian Equity Market Neutral
         Master Fund Ltd.                                              Cayman Is.
               Madison Square Investors Asian Equity Market Neutral
               Fund Ltd.                                               Cayman Is.
         Madison Square Investors European Equity Market Neutral
         Master Fund Ltd.                                              Cayman Is.
               Madison Square Investors European Equity Market
               Neutral Fund Ltd.                                       Cayman Is.
         Madison Square Investors Large-Cap Enhanced Index Fund GP,
            LLC                                                        Delaware
               Madison Square Investors Large-Cap Enhanced Index
                  Fund L.P.                                            Delaware
          Madison Square Investors U.S. Large-Cap Core 130/30
               Fund GP, LLC                                            Delaware
               Madison Square Investors U.S. Large-Cap Core 130/30
                  Fund LP                                              Delaware
          Madison Square Investors Asian Equity Market Neutral
               Fund GP, LLC                                            Delaware
               Madison Square Investors Asian Equity Market Neutral
                  Fund LP                                              Delaware
          Madison Square Investors European Equity Market Neutral
                  Fund GP, LLC                                         Delaware
               Madison Square Investors European Market Neutral
                  Fund LP                                              Delaware
     NYLIM Real Estate Inc.                                            Delaware
     Institutional Capital LLC                                         Delaware
     ICAP Properties, Inc.                                             Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, LLC                                       Delaware
    HSBC New York Life Seguros de Retiro (Argentina) S.A.              Argentina                  40%
    HSBC New York Life Seguros de Vida (Argentina) S.A.                Argentina                  40%
    Maxima S.A. AFJP                                                   Argentina                  40%
    New York Life Insurance Worldwide Limited                          Hong Kong               96.03%
    New York Life Insurance Taiwan Corporation                         Taiwan
    NYL Cayman Holdings Ltd.                                           Cayman Islands
    New York Life Worldwide Capital, LLC                               Delaware
    Fianzas Monterrey, S.A.                                            Mexico                  99.95%
    Operadora FMA, S.A. de C.V.                                        Mexico                     99%
    NYL-HK Capital Planning LLC                                        Delaware
    NYLIFE Thailand, Inc.                                              Delaware
       PMCC Ltd.                                                       Thailand                   49%
        NYL Data Center Limited                                        Thailand                99.97%
    Siam Commercial New York Life Insurance Public Company             Thailand                47.33%
       Limited
    New York Life Securities Investment Consulting Co., Ltd.           Taiwan
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYL International SEAF Sichuan SME Investment                      People's Republic
    Fund LLC                                                           of China                39.98%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                95.4%
        Max New York Life Insurance Limited                            India                      26%
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.996%
         Administradora de Conductos SMNYL, S.A. de C.V.               Mexico                     99%
    NYL Cayman Ltd.                                                    Cayman Islands
Seward Lease acquisition LLC                                           Delaware                56.76%
Silver Spring, LLC                                                     Delaware
   Silver Spring Associates, L.P.                                      Pennsylvania
Biris Holdings LLC                                                     Delaware
NYL Wind Investments LLC                                               Delaware
New York Life Short Term Fund                                          New York
29 Park Investments No. 1 Limited                                      Cayman Islands
Haier New York Life Insurance Company Limited                          People's Republic of China 50%
SCP 2005-C21-002 LLC                                                   Delaware
SCP 2005-C21-003 LLC                                                   Delaware
SCP 2005-C21-006 LLC                                                   Delaware
SCP 2005-C21-007 LLC                                                   Delaware
SCP 2005-C21-008 LLC                                                   Delaware
SCP 2005-C21-009 LLC                                                   Delaware
SCP 2005-C21-017 LLC                                                   Delaware
SCP 2005-C21-018 LLC                                                   Delaware
SCP 2005-C21-021 LLC                                                   Delaware
SCP 2005-C21-025 LLC                                                   Delaware
SCP 2005-C21-031 LLC                                                   Delaware
SCP 2005-C21-036 LLC                                                   Delaware
SCP 2005-C21-041 LLC                                                   Delaware
SCP 2005-C21-043 LLC                                                   Delaware
SCP 2005-C21-044 LLC                                                   Delaware
SCP 2005-C21-048 LLC                                                   Delaware
SCP 2005-C21-061 LLC                                                   Delaware
SCP 2005-C21-063 LLC                                                   Delaware
SCP 2005-C21-067 LLC                                                   Delaware
SCP 2005-C21-069 LLC                                                   Delaware
SCP 2005-C21-070 LLC                                                   Delaware
NYMH-Houston GP, LLC                                                   Delaware
   NYMH-Houston, L.P.                                                  Texas
NYMH-Plano GP, LLC                                                     Delaware
   NYMH-Plano, L.P.                                                    Texas
NYMH-Freeport GP, LLC                                                  Delaware
   NYMH-Freeport, L.P.                                                 Texas
NYMH-Ennis GP, LLC                                                     Delaware
   NYMH-Ennis, L.P.                                                    Texas
NYMH-San Antonio GP, LLC                                               Delaware
   NYMH-San Antonio, L.P.                                              Texas
NYMH-Taylor GP, LLC                                                    Delaware
   NYMH-Taylor, L.P.                                                   Texas
NYMH-Stephenville GP, LLC                                              Delaware
   NYMH-Stephenville, L.P.                                             Texas
NYMH-Farmingdale New York, NY LLC                                      Delaware
NYMH-Attleboro MA, LLC                                                 Delaware
NYLMDC-King of Prussia, LLC                                            Delaware
   NYLMDC-King of Prussia Realty, LP                                   Delaware
NYLIFE Real Estate Holdings LLC                                        Delaware
   Huntsville NYL LLC                                                  Delaware
   CC Acquisitions, LP                                                 Delaware

ITEM 29.          INDEMNIFICATION

The Officers and Directors of NYLIAC are indemnified pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and under Section 8.01 of the By-Laws of New York Life Insurance and Annuity Corporation, as adopted on November 3, 1980 and amended on April 6, 1988 and on May 13, 1997.

Section 8.01 of the NYLIAC By-Laws provide for indemnification as follows:

8.01 - LIMITATION OF LIABILITY: INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

(a) LIMITATION OF LIABILITY FOR DIRECTORS - No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty of the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

(b) INDEMNIFICATION AND ADVANCEMENT OF EXPENSES OF DIRECTORS AND OFFICERS - Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, that, no indemnification shall be made in respect of any action, suit or proceeding as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Corporation shall advance to or promptly reimburse upon request reasonable expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 8.01; provided, however, that such director or officer shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

The indemnification of any person provided by this Section 8.01 shall continue after such person has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators or legal representative.

The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to any such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of any such person pursuant to this Section 8.01.

In case any provision in this Section 8.01 shall be determined at any time to be unenforceable in any respect, the other provisions hereof shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors and officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

(c) DETERMINATION OF INDEMNIFICATION

     (i) DIRECTORS AND OFFICERS - Subject to the General Corporation Law of the State of Delaware, any indemnification of directors and officers shall be made by either (A) the Corporation's Board of Directors or (B) the Corporation's shareholders, upon a determination that such indemnification is proper in the circumstances.

     (ii) EMPLOYEES AND AGENTS - Subject to the General Corporation of the State of Delaware, the Corporation may indemnify persons who are or were employees (other than officers of the Corporation), agents, or independent contractors of the Corporation upon the advice of the Corporation's legal counsel and a determination by (A) the Corporation's Board of Directors or
     (B) the Corporation's shareholders, that such indemnification is proper in the circumstances.

ITEM 30.          PRINCIPAL UNDERWRITERS

      (a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Variable Universal Life Separate Account-I
          NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          MainStay Funds
          MainStay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

      (b) Management.

      The principal business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.


Names of Directors and Officers   Positions and Offices with Underwriter
-------------------------------   ------------------------------------------
John Y. Kim                       Chairman and Chief Executive Officer
Stephen P. Fisher                 Manager, President and Chief Operating Officer
Christopher O. Blunt              Manager and Executive Vice President, Retirement Income Security
John A. Cullen                    Manager
Penny Nelson                      Manager and Managing Director, Operations
Barry A. Schub                    Manager
John C. Siciliano                 Manager
Scott L. Berlin                   Executive Vice President, Life Distribution
Robert J. Hebron                  Executive Vice President, Executive Benefits
John R. Meyer                     Executive Vice President, Retirement Income Security
David G. Bedard                   Senior Managing Director and Chief Financial Officer
Thomas A. Clough                  Senior Managing Director, Retirement Services
Michael D. Coffey                 Senior Managing Director, Retirement Income Security
Barbara McInerney                 Senior Managing Director, Compliance
Alison H. Micucci                 Senior Managing Director, Compliance
Donald A. Salama                  Senior Managing Director, Retirement Services
Stephen C. Fiacco                 Managing Director, Retirement Income Security
Philip L. Gazzo                   Managing Director, Retirement Income Security
Mark A. Gomez                     Managing Director and Chief Compliance Officer
Joseph J. Henehan                 Managing Director, Retirement Services
Marguerite E. H. Morrison         Managing Director and Secretary
Rebekah M. Mueller                Managing Director, Retirement Services
Mark S. Niziak                    Managing Director, Retirement Services
Christopher V. Parisi             Managing Director, Retirement Income Security
Stephen J. Abramo                 Director, Variable Product Operations
Bernadette Hoban                  Director, Retirement Income Security
Paula Taylor                      Director, Retirement Services
John Vaccaro                      Director, Compliance
Albert W. Leier                   Vice President - Financial Operations and Treasurer
David F. Boyle                    Vice President, Executive Benefits
Karen E. Dann                     Vice President, Retirement Income Security
Linda M. Howard                   Vice President, Compliance and Anti-Money Laundering Officer
Robert F. Meredith                Vice President, Life and Annuity Distribution
Andrew N. Reiss                   Vice President, Variable Annuity Wholesaling - Bank Distribution
Richard W. Zuccaro                Vice President, Tax

      (c) Compensation from the Registrant.


                                                           Compensation on
     Name of                  Net Underwriting          Events Occasioning the
    Principal                   Discounts and          Deduction of a Deferred           Brokerage
   Underwriter                   Commissions                 Sales Load                 Commissions            Other Compensation
   -----------                   -----------                 ----------                 -----------            ------------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-


ITEM 31.          LOCATION OF ACCOUNTS AND RECORDS.

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.


ITEM 32.          MANAGEMENT SERVICES.

                  Not applicable.


ITEM 33.          FEE REPRESENTATION.



      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the NYLIAC CorpExec VUL Corporate Sponsored Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

                                   SIGNATURES


     Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 13th day of August, 2009.


                                              NYLIAC CORPORATE SPONSORED
                                              VARIABLE UNIVERSAL LIFE SEPARATE
                                              ACCOUNT-I
                                                   (Registrant)

                                              By:  /s/ Robert J. Hebron
                                                   -----------------------------
                                                   Robert J. Hebron
                                                   Senior Vice President

                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)

                                              By:  /s/ Robert J. Hebron
                                                   -----------------------------
                                                   Robert J. Hebron
                                                   Senior Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     Scott L. Berlin*               Director

     Christopher O. Blunt*          Director

     Frank M. Boccio*               Director

     Solomon Goldfinger*            Director

     Steven D. Lash*                Director and Chief Financial Officer

     Theodore A. Mathas*            Chairman and President
                                    (Principal Executive Officer)

     John R. Meyer*                 Director

     Mark W. Pfaff*                 Director

     Angelo J. Scialabba*           First Vice President and Controller
                                    (Principal Accounting Officer)

     Arthur H. Seter*               Director

     Michael E. Sproule*            Director

     Joel M. Steinberg*             Director

     Michael Whitton*               Director



 By:  /s/ Robert J. Hebron
      ----------------------------------
      Robert J. Hebron
      Attorney-in-Fact
      August 13, 2009



* Pursuant to Powers of Attorney previously filed.

                                       EXHIBIT INDEX

Exhibit
Number                                  Description

(d)(1) Form of Policy for Corporate Executive Accumulator Variable Universal Life Insurance Policy (No. 309-20)

(d)(2) Form of Supplementary Term Rider for Corporate Executive Accumulator Variable Universal Life Insurance Policy (No. 309-360)

(d)(3) Form of Overloan Protection Rider for Corporate Executive Accumulator Variable Universal Life Insurance Policy (No. 309-994)

(e)(1) Form of Application for Corporate Executive Series Variable Universal Life Insurance Policy (No. 304-650)

(e)(2) Form of Application for Corporate Executive Series Universal Life Insurance Policy (No. 209-500)